FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2024

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco BBVA Argentina S.A.

TABLE OF CONTENTS

Item

1.	Banco BBVA Argentina S.A. reports consolidated second quarter earnings for fiscal year 2024.

BBVA
Creando Oportunidades

Earnings Release

2Q 24

BBVA Argentina
August 21, 2024

Buenos Aires, Argentina

BBVA

Creando Oportunidades

2Q 24

2Q24 Conference Call

Thursday, August 22 - 12:00 p.m. Buenos Aires Time (11:00 a.m. EST)

To participate please dial-in:

+ 54-11-3984-5677 (Argentina)

+ 1-844-450-3851 (United States)

+ 1-412-317-6373 (International)

Web Phone: click aquí

Conference code: BBVA

Webcast & Replay: click aquí

2Q 24 Highlights

Macroeconomic indicators 06.30.2024
Inflation YoY: 272%
Inflation QoQ: 18.6%
FX Rate A 3500: AR$911.75 (+6.3% QoQ, +255.2% YoY)
MPR: 40% APR – 49.15% APY

BBVA

2Q24 Earnings Release

NET INCOME (AR$ billion, INFLATION ADJUSTED)

+179%
-16%
112,8
40,5
112,9
181,9
153,4
2Q23
1Q24
2Q24
1H23
1H24

OPERATING INCOME (AR$ billion, INFLATION ADJUSTED)

-40%
+144%
465,7
748,4
446,7
827,9
1.195,1
2Q23
1Q24
2Q24
1H23
1H24

ROA (%, QUARTERLY, ANNUALIZED) (%, ACUMULATED, ANNUALIZED)

+67 bps
-26 bps
4,0%
1,6%
4,7%
3,2%
3,0%
2Q23
1Q24
2Q24
1H23
1H24

ROE (%, QUARTERLY, ANNUALIZED) (%, ACUMULATED ANNUALIZED)

-202 bps
-455 bps
21,5%
6,6%
19,5%
17,8%
13,3%
2Q23
1Q24
2Q24
1H23
1H24

2Q24 Highlights

40.491
- 255.463
- 1.082
- 54.779
- 4.990
-9.680
24.305
5.911
405.285
-37.109
112.889
1Q24 Net Income
Net interest income
Net fee income
Financial Margin
Other operating income
Loan loss allowances
Operating expenses
Income from associates and joint ventures
Income from net monetary position
Income tax
2Q24 Net Income

1 Lower income due to **decline in interest rates**, in addition to **a fall in inflation** affecting the CPI-linked bonds

NET INTEREST INCOME
678.6 bn -27.4 % QoQ -1.5 % YoY

FINANCIAL MARGIN
65.0 bn -45.7% QoQ +35.3% YoY

2 Increasing **loan loss allowances** due to a **genuine growth in loan portfolio**

LOAN LOSS ALLOWANCES
41.5 bn +30.4% QoQ +0.8 % YoY

3 **Efficiency ratio** improves due to a **substantial decline in inflation**

OPERATING EXPENSES
342.8 bn +6.6 % QoQ +0.5% YoY

EFFICIENCY RATIO* (%)
55.3% in 2Q24 -1,011 bps QoQ

Operating expenses: Personnel benefits + Administrative expenses + Depreciation & Amortization + Other operating expenses
Financial margin: Net income from financial instruments at FV through P&L + Net loss from write-down of assets at amortized cost and fair value through OCI + Foreign exchange and gold gains
*Quarterly efficiency ratio

2Q
24

Highlights

Macroeconomic indicators 06.30.2024
Inflation YoY: 272%
Inflation QoQ: 18.6%
FX Rate A 3500: AR$911.75 (+6.3% QoQ, +255.2% YoY)
MPR: 40% APR – 49.15% APY

BBVA
2Q24 Earnings Release

EFFICIENCY*(ratio %, expenses and income AR$ billion, INFLATION ADJUSTED)*

63,8%
65,4%
58,6%
59,9%
56,6%
2Q23
3Q23
4Q23
1Q24
2Q24
Quarterly income
Quarterly expenses
Acc. Efficiency ratio

*para definición referirse al glosario al final del documento

NET FEE INCOME (AR$ billion, INFLATION ADJUSTED)

-1.8%
-15%
122,7
87,0
35,7
108,0
59,9
48,1
117,7
58,8
58,9
223,8
139,1
84,7
225,7
118,7
107,1
2Q23
1Q24
2Q24
1H23
1H24
Fee Income
Fee expenses
Net Fee Income

1H24 Highlights

181.873
320.076
- 5.775
99.609
9.787
5.415
- 70.650
- 2.857
- 134.026
5.019
153.380
1H23 Net Income
Net interest income
Net fee income
Financial Margin
Other operating income
Loan loss allowances
Operating expenses
Income from associates and joint ventures
Income from net monetary position
Income tax
1H24 Net Income

1 Income led **by net interest income**, mainly due to the **de-regulation of the time deposit rate in 2024**

NET INTEREST INCOME
1.6 tn **+24.8 %** QoQ

FINANCIAL MARGIN
184.7 bn **+116.9%** YoY

2 **Improvement in loan loss allowances,** thanks to the good behavior of portfolios

LOAN LOSS ALLOWANCES
73.4 bn **-6.9%** YoY

3 **Efficiency ratio** under control, in spite of a **yearly inflation of 272%**

OPERATING INCOME
709.8 bn **+7,1%** YoY

EFFICIENCY RATIO* (%)
59.9% in 1H24 +328 pbs YoY

Operating expenses: Personnel benefits + Administrative expenses + Depreciation & Amortization + Other operating expenses
Financial margin: Net income from financial instruments at FV through P&L + Net loss from write-down of assets at amortized cost and fair value through OCI + Foreign exchange and gold gains
**Accumulated efficiency ratio*

2Q24 Highlights

Macroeconomic indicators 06.30.2024
Inflation YoY: 272%
Inflation QoQ: 18.6%
FX Rate A 3500: AR$911.75 (+6.3% QoQ, +255.2% YoY)
MPR: 40% APR – 49.15% APY

BBVA
2Q24 Earnings Release

Private sector loans

(AR$ billion, INFLATION ADJUSTED)

Real term growth focused on commercial portfolio

-4%
+23%
4.011
3.145
3.870
45%
55%
53%
47%
55%
45%
2Q23
1Q24
2Q24
Commercial
Retail

PRIVATE LOAN MARKET SHARE*

9.01%	10.10%	10.54%

*Based on daily information from BCRA. Capital balance as of last day of every quarter. Consolidates PSA, VWFS & Rombo.
Retail: consumer, mortgages, credit cards, pledge.
Commercial: discounted instruments, overdrafts, financial leases, financing and prefinancing of exports, other loans.

Private sector deposits

(AR$ billion, INFLATION ADJUSTED)

Fall in interest-bearing checking accounts lowering sight deposits

-24%
+3%
7.419
5.467
5.628
7%
34%
1%
23%
36%
6%
24%
1%
28%
42%
5%
29%
1%
22%
43%
65%
LOW COST OF FUNDING
2Q23
1Q24
2Q24
Savings Accounts
Time Deposits
Checking Accounts
Investment accounts
Other

PRIVATE DEPOSIT MARKET SHARE*

7.03%	7.37%	7.50%

*Based on daily information from BCRA. Capital balance as of last day of every quarter

TOTAL LIQUID ASSETS/ TOTAL DEPOSITS

84%	92%	70%

NPL & Coverage

(%, consolidated, INFLATION ADJUSTED)

Financial System NPL*
1.90%

2,07%
2,09%
1,96%
1,38%
1,23%
1,18%
0,16%
0,23%
0,18%
2Q23
1Q24
2Q24
Retail NPL
Total NPL
Commercial NPL

4,09%
3,76%
4,72%
218,44%
173,77%
165,50%
2Q23
1Q24
2Q24
Coverage
Cost of Risk

Cost of Risk: Current period loan loss allowances / Total average loans. Total average loans calculated as the average between loans at prior period end, and total loans in the current period.

Fall in capital ratio in line with loan growth and dividend distribution

28,4%
35,6%
25,3%
11,5%
11,5%
11,5%
8,0%
8,0%
8,0%
2Q23
1Q24
2Q24
Minimum requirement
Additional buffer
Capital ratio

*RPC includes 100% of quarterly results

Public sector exposure under control in spite of a context of low credit activity

11,0%
17,3%
13,9%
27,1%
26,3%
36,1%
2Q23
1Q24
2Q24
BBVA
Financial System*

*Source: "Informe sobre bancos", BCRA, as of May 2024, last available information. Excludes BCRA exposure.

2Q 24

Highlights

Macroeconomic indicators 06.30.2024

Inflation YoY: 272%
Inflation QoQ: 18.6%
FX Rate A 3500: AR$911.75 (+6.3% QoQ, +255.2% YoY)
MPR: 40% APR – 49.15% APY

BBVA

2Q24 Earnings Release

Transformation

RETAIL DIGITAL ACTIVE CLIENTS (MILLIONS)

+7%
2,40
2,55
2,57
2Q23
1Q24
2Q24

RETAIL MOBILE ACTIVE CLIENTS (MILLIONS)

+11%
2,18
2,38
2,41
2Q23
1Q24
2Q24

***Remote** channels with **more participation** than **physical** ones*

REMOTE CHANNELS

MONETARY TRANSACTION YoY % GROWTH AS OF 2Q24

+14%
Web
+60%
Mobile

RETAIL DIGITAL SALES (% OF TOTAL ACCUMULATED ANUAL SALES % OF TOTAL SALES YTD)

93,1%
93,6%
93,1%
67,5%
73,6%
74,1%
2Q23
1Q24
2Q24
Digital Sales PRV (% Sales)
Digital Sales (% Units)

ACTIVE CLIENTS

IN THOUSANDS

+5%
3.904
0,84
111
3.792
4.087
0,87
133
3.953
4.131
0,88
142
3.989
2Q23
1Q24
2Q24
Retail
SMEs
CIB

NEW CLIENT ACQUISITION*

THOUSANDS % ACQUISITION THROUGH DIGITAL CHANNELS OVER TRADITIONAL CHANNELS

180
81%
148
81%
170
84%
DIGITAL ACQUISITION
+300bps
2Q23 vs. 2Q24
2Q23
1Q24
2Q24

Digital sales: % of sales done through digital channels and ATM over total sales. PRV: Product Relative value for the Retail Segment, used as a proxy for economic value. Transactions (units) are weighted by a simplified NPV calculated for each product category in order to weight their contribution to the digital sales. Figures have been restated in order to include credit card related financing solutions and FX.

Active clients: holders of at least one active product. An active product is in most cases a product with at least "one movement" in the last 3 months, or a minimum balance. CIB clients had a change in perimeter as of 1Q24.

Digital customers: number of retail clients that have logged in any of the bank's digital platforms at least once during each of the last 3 months.

Mobile customers: number of retail clients that have logged in the bank's mobile app at least once during each of the last 3 months. It is a sub-group of digital customers.

Banco BBVA Argentina S.A. announces Second Quarter 2024 results

Buenos Aires, August 21, 2024 – Banco BBVA Argentina S.A (NYSE; BYMA; MAE: BBAR; LATIBEX: XBBAR) (“BBVA Argentina” or “BBVA” or “the Bank”) announced today its consolidated results for the second quarter (2Q24), ended on June 30, 2024.

As of January 1, 2020, the Bank started to inform its inflation adjusted results pursuant to IAS 29 reporting. To facilitate comparison, figures of comparable quarters of 2023 and 2024 have been updated according to IAS 29 reporting to reflect the accumulated effect of inflation adjustment for each period up to June 30, 2024.

2Q24 Highlights

•	BBVA Argentina’s inflation adjusted net income in 2Q24 was $112.9 billion, 178.8% above the $40.5 billion reported on the first quarter of 2024 (1Q24), and 0.1% above than the $112.803 billion reported on the second quarter of 2023 (2Q23). Inflation adjusted accumulated net income for the first 6 months of 2024 was $153.4 billion, 15.7% lower than the accumulated net result of $181.9 billion in the first 6 months of 2023.
•	In 2Q24, BBVA Argentina posted an inflation adjusted average return on assets (ROAA) of 4.7% and an inflation adjusted average return on equity (ROAE) of 19.5%. In the first half of 2024, BBVA Argentina posted an inflation adjusted ROAA of 3.0% and an inflation adjusted ROAE of 13.3%.
•	Operating income in 2Q24 was $446.7 billion, 40.3% lower than the $748.4 billion recorded in 1Q24 and 4.1% lower than the $465.7 billion recorded in 2Q23. In the first six months of 2024, the accumulated operating income was $1.20 trillion, 44.4% above the $827.9 billion recorded in the same period of 2023.
•	In terms of activity, total consolidated financing to the private sector in 2Q24 totaled $3.9 trillion, increasing 23.1% in real terms compared to 1Q24, and contracting 3.5% compared to 2Q23. In the quarter, the variation was driven by and overall growth in all lines, especially in credit cards by 15.3%, in consumer loans by 45.3% and in discounted instruments by 30.1%. BBVA’s consolidated market share of private sector loans reached 10.54% as of 2Q24.
•	Total consolidated deposits in 2Q24 totaled $5.8 trillion, increasing 2.6% in real terms during the quarter, and falling 22.2% YoY. Quarterly increase was mainly explained by an increment in time deposits and savings accounts, by 27.7% and 5.9% respectively. The Bank’s consolidated market share of private deposits reached 7.50% as of 2Q24.
•	As of 2Q24, the non-performing loan ratio (NPL) reached 1.18%, with a 165.50% coverage ratio.
•	The accumulated efficiency ratio in 2Q24 was 59.9%, improving compared to 1Q24’s 65.4%, and above 2Q23’s 56.6%.
•	As of 2Q24, BBVA Argentina reached a regulatory capital ratio of 25.3%, entailing a $1.25 trillion or 210.30% excess over minimum regulatory requirement. Tier I ratio was 25.3%.
•	Total liquid assets represented 69.5% of the Bank’s total deposits as of 2Q24.

1

Message from the CFO

“The significant fiscal consolidation, the relative FX rate stability and the sharp contraction in economic activity, have led to a gradual moderation of inflation in recent months. Despite the uncertainty and related risks, it is likely, according to BBVA Research, that ongoing adjustments, eventually complemented by additional measures, could set the bases for an inflation slowdown along the year. On the other hand, although the deterioration of economic activity could be reversed by mid-year, it is expected that, after falling by 1.6% in 2023, GDP will decrease by 4.0% in 2024 (unchanged since the last forecast). A 135% inflation is expected by 2024 year end (with a downward bias), versus 211% in December 2023.

As of June 2024, private credit in pesos for the system grew 176% YoY, while BBVA Argentina increased its private loan portfolio in pesos by 230%1. Neither the System nor the Bank’s YoY loan growth exceeded that of inflation (which reached 272% YoY as of June 2024). Nonetheless, as of April 2024, BBVA Argentina started to have a monthly real term growth, while the System did so as of May. Consolidated market share increased 153 bps from 9.01% in June 2023, to 10.54% in June 2024, sustaining a two-digit figure.

Concerning consolidated private deposits, the system grew 167% while the Bank grew 185%, without beating inflation in the year in both cases. Consolidated market share of deposits for BBVA Argentina was 7.50%, 46 bps higher YoY.

Regarding shareholder remuneration, as of the date of this report, the Bank has ended its payment schedule of dividends in three consecutive installments, in cash or in kind, for ARS 264.2 billion, expressed in December 31, 2023 currency, and that pursuant to BCRA regulation it has been adjusted by inflation as of the day of each payment.

BBVA Argentina net income in 2Q24 grew 178.8% QoQ, levered on the decline of inflation. That being said, operating income in the quarter was affected by a fall in interest rates (connected to the decrease in the monetary policy rate, which declined from 80% to 40% during the second quarter of 2024) and the boosted growth of the private loan portfolio, which grew in real terms for the first time since the fourth quarter of 2022. This dynamic is mainly denoted in the commercial portfolio and its weight in the balance sheet QoQ versus the previous quarter, in line with the Bank’s strategy of giving support to companies, SMEs and entrepreneurs. On the retail side, as of June 15, 2024, the Bank began to offer UVA adjusted mortgage credit lines for the purchase of a first or second house of permanent use. Also, NPL for private loans of BBVA Argentina was 1.18%, below the System’s 1.90% (May 2024, last information available). Concerning liquidity and solvency indicators, the Bank ends the quarter with 69.5% and 25.3% respectively. The decrease in capital is consequent to the increase in activity denoted in the loan portfolio, in addition to the dividend distribution.

On digitalization, our service offering has evolved in such way that by the end of June 2024, mobile monetary transactions increased 60% compared to the same period a year back. In the year, new client acquisition through digital channels over traditional ones was 84%, while in June 2023 it was 81%.

Regarding ESG, BBVA Argentina has a corporate responsibility with society, inherent to the Bank’s business model, which bolsters inclusion, financial education and supports scientific research and culture. In this context, and within the plan of realty sustainable renovation and the aim of improving the experience of employees and clients, BBVA has invested more than ARS 3.5 billion in Argentina in its refurbishing project of 10 branches. Among the sustainability criteria that have been implemented in the different branches, we can find: water consumption reduction, storage and recollection of recyclable products, deploy of solar energy for the generation of electricity and warming of water, as well was the installation of efficient framings and micro perforated fabric façades for daylight control.

Lastly, the Bank actively monitors its business, financial conditions and operating results, in the aim of keeping a competitive position to face contextual challenges in a decisive year for the Argentine Republic.”

Carmen Morillo Arroyo, CFO at BBVA Argentina

1 Source: BCRA capital balances as of the last day of each period. Siscen information as of June 30, 2024

2

Safe Harbor Statement

This press release contains certain forward-looking statements that reflect the current views and/or expectations of Banco BBVA Argentina and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “seek,” “future,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) changes in general economic, financial, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America or changes in either developed or emerging markets, (ii) changes in regional, national and international business and economic conditions, including inflation, (iii) changes in interest rates and the cost of deposits, which may, among other things, affect margins, (iv) unanticipated increases in financing or other costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities, (v) changes in government regulation, including tax and banking regulations, (vi) changes in the policies of Argentine authorities, (vii) adverse legal or regulatory disputes or proceedings, (viii) competition in banking and financial services, (ix) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of Banco BBVA Argentina, (x) increase in the allowances for loan losses, (xi) technological changes or an inability to implement new technologies, (xii) changes in consumer spending and saving habits, (xiii) the ability to implement our business strategy and (xiv) fluctuations in the exchange rate of the Peso. The matters discussed herein may also be affected by risks and uncertainties described from time to time in Banco BBVA Argentina’s filings with the U.S. Securities and Exchange Commission (SEC) and Comisión Nacional de Valores (CNV). Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. Banco BBVA Argentina is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Information

This earnings release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accounting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”), and with the the exclusion of the application of the IFRS 9 impairment model for non-financial public sector debt instruments.

The information in this press release contains unaudited financial information that consolidates, line item by line item, all of the banking activities of BBVA Argentina, including: BBVA Asset Management Argentina S.A., Consolidar AFJP-undergoing liquidation proceeding, PSA Finance Argentina Compañía Financiera S.A. (“PSA”) and Volkswagen Financial Services Compañía Financiera S.A (“VWFS”).

BBVA Seguros Argentina S.A. is disclosed on a consolidated basis recorded as Investments in associates (reported under the proportional consolidation method), and the corresponding results are reported as “Income from associates”), same as Rombo Compañía Financiera S.A. (“Rombo”), Play Digital S.A. (“MODO”), Openpay Argentina S.A. and Interbanking S.A.

Financial statements of subsidiaries have been elaborated as of the same dates and periods as Banco BBVA Argentina S.A.’s. In the case of consolidated companies PSA and VWFS, financial statements were prepared considering the B.C.R.A. accounting framework for institutions belonging to “Group C”, considering the model established by the IFRS 9 5.5. “Impairment” section for periods starting as of January 1, 2022, excluding debt instruments from the non-financial public sector.

The information published by the BBVA Group for Argentina is prepared according to IFRS, without considering the temporary exceptions established by BCRA.

3

Quarterly Results

INCOME STATEMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q24	1Q24	2Q23	QoQ	YoY
Net Interest Income	678,565	934,028	689,204	(27.4%)	(1.5%)
Net Fee Income	58,799	59,881	86,982	(1.8%)	(32.4%)
Net income from measurement of financial instruments at fair value through P&L	30,998	33,046	27,546	(6.2%)	12.5%
Net income from write-down of assets at amortized cost and at fair value through OCI	13,669	74,607	8,509	(81.7%)	60.6%
Foreign exchange and gold gains	20,336	12,129	12,005	67.7%	69.4%
Other operating income	28,663	33,653	27,272	(14.8%)	5.1%
Loan loss allowances	(41,551)	(31,871)	(41,229)	(30.4%)	(0.8%)
Net operating income	789,479	1,115,473	810,289	(29.2%)	(2.6%)
Personnel benefits	(109,656)	(106,482)	(107,774)	(3.0%)	(1.7%)
Adminsitrative expenses	(117,129)	(122,438)	(115,755)	4.3%	(1.2%)
Depreciation and amortization	(17,939)	(12,189)	(12,975)	(47.2%)	(38.3%)
Other operating expenses	(98,073)	(125,993)	(108,092)	22.2%	9.3%
Operarting expenses	(342,797)	(367,102)	(344,596)	6.6%	0.5%
Operating income	446,682	748,371	465,693	(40.3%)	(4.1%)
Income from associates	2,490	(3,421)	2,203	172.8%	13.0%
Income from net monetary position	(270,818)	(676,103)	(287,901)	59.9%	5.9%
Net income before income tax	178,354	68,847	179,995	159.1%	(0.9%)
Income tax	(65,465)	(28,356)	(67,192)	(130.9%)	2.6%
Net income for the period	112,889	40,491	112,803	178.8%	0.1%
Owners of the parent	111,009	41,234	111,674	169.2%	(0.6%)
Non-controlling interests	1,880	(743)	1,129	353.0%	66.5%

Other comprehensive Income (OCI) (1)	(104,757)	(81,359)	19,416	(28.8%)	n.m
Total comprehensive income	8,132	(40,868)	132,219	119.9%	(93.8%)

(1) Net of Income Tax.

BBVA Argentina 2Q24 net income was $112.9 billion, increasing 178.8% or $72.4 billion quarter-over-quarter (QoQ) and mildly increasing 0.1% or $86 billion year-over-year (YoY). This implied a quarterly ROAE of 19.5% and a quarterly ROAA of 4.7%.

The 40.3% fall in quarterly operating results are explained by a lower operating income, mainly due to (i) lower interest income, basically due to the decline in the monetary policy rate, (ii) lower results from write-down of assets at amortized cost and at fair value (FC) through Other Comprehensive Income (OCI), in particular due to the contrast generated by the sale of CPI linked bonds (through the exercise of put options) in 1Q24, followed by (iii) higher loan loss allowances, in line with the growth in real terms of the loan portfolio.

Net Income for the period was highly impacted by income from net monetary position. Inflation on 2Q24 was 18.6%2, noticeably lower than 1Q24’s 51.6%. Consequently, the income from net monetary position line recorded a 59.9% lower loss than the previous quarter, having a positive impact in the net income comparison.

2 Source: Instituto Nacional de Estadística y Censos (INDEC)

4

OTHER COMPREHENSIVE INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q24	1Q24	2Q23	QoQ	YoY
Net income for the period	112,889	40,491	112,803	178.8%	0.1%
Other comprehensive income components to be reclassified to income/(loss) for the period
Profit or losses from financial isntruments at fair value through OCI	(104,553)	(81,414)	16,805	(28.4%)	n.m
Profit or losses from financial instruments at fair value through OCI	(154,624)	(110,429)	33,372	(40.0%)	n.m
Reclassification adjustment for the period	(12,602)	(74,148)	(4,594)	83.0%	(174.3%)
Income tax	62,673	103,163	(11,973)	(39.2%)	n.m
Other comprehensive income coponents not to be reclassified to income/(loss) for the period
Income or loss on equity instruments at fair value through OCI	(204)	55	2,611	(470.9%)	(107.8%)
Resultado por instrumentos de patrimonio a VR con cambios en ORI	(204)	55	2,611	(470.9%)	(107.8%)
Total Other Comprehensive Income/(loss) for the period	(104,757)	(81,359)	19,416	(28.8%)	n.m
Total Comprehensive Income	8,132	(40,868)	132,219	119.9%	(93.8%)
Attributable to owners of the Parent	6,548	(39,897)	131,091	116.4%	(95.0%)
Attributable to non-controlling interests	1,584	(971)	1,128	263.1%	40.4%

Lastly, Total OCI in 2Q24 reported a $104.8 billion loss, explained by the results from financial instruments at FV through OCI, especially due to the valuation of the CPI linked bond portfolio. Thus, total comprehensive income for the period in 2Q24 was $8.1 billion.

5

Income Statement – 6 month accumulated

INCOME STATEMENT - 6 MONTH ACCUMULATED	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted
	2024	2023	∆ %
Interest income	2,486,856	2,525,212	(1.5%)
Interest expense	(874,263)	(1,232,695)	29.1%
Net interest income	1,612,593	1,292,517	24.8%
Fee income	225,732	223,788	0.9%
Fee expenses	(107,052)	(84,716)	(26.4%)
Net fee income	118,680	139,072	(14.7%)
Net income from financial instruments at fair value through P&L	64,044	59,635	7.4%
Net loss from write-down of assets at amortized cost and fair value through OCI	88,276	8,685	n.m
Foreign exchange and gold gains	32,465	16,856	92.6%
Other operating income	62,316	52,529	18.6%
Loan loss allowances	(73,422)	(78,837)	6.9%
Net operating income	1,904,952	1,490,457	27.8%
Personnel benefits	(216,138)	(209,190)	(3.3%)
Administrative expenses	(239,567)	(226,032)	(6.0%)
Depreciation and amortization	(30,128)	(25,945)	(16.1%)
Other operating expenses	(224,066)	(201,409)	(11.2%)
Operating expenses	(709,899)	(662,576)	(7.1%)
Operating income	1,195,053	827,881	44.4%
Income from associates and joint ventures	(931)	1,926	(148.3%)
Income from net monetary position	(946,921)	(549,094)	(72.5%)
Income before income tax	247,201	280,713	(11.9%)
Income tax	(93,821)	(98,840)	5.1%
Income for the period	153,380	181,873	(15.7%)
Owners of the parent	152,243	180,789	(15.8%)
Non-controlling interests	1,137	1,084	4.9%

Other comprehensive Income (OCI) (1)	(186,116)	16,454	n.m
Total comprehensive income	(32,736)	198,327	(116.5%)
(1) Net of Income Tax.

In the first 6 months of 2024, BBVA Argentina net income was $153.4 billion, 15.7% lower than the $181.9 billion reported in the same period of 2023. This implied an accumulated annualized ROAE of 13.3% and a ROAA of 3.0% in 2024, compared to an accumulated annualized ROAE of 17.8% and a ROAA of 3.2% in 2023.

The 44.4% increment in real terms of the Bank’s operating income is mainly explained by (i) an increase in net interest income, mostly due to a reduction in interest expenses YoY, following the de-regulation of the time deposit minimum rate by the end of March 2024, and (ii) better net income from write-down of assets at FV through OCI, mainly due to the sale of CPI linked bonds in 1Q24. On the other hand, there is an increase in administrative expenses and other operating expenses, the latter affected by a higher cost produced by the inflation adjustment of dividend payments and an increase in expenses due to turnover tax.

Additional to these factors, the net result is impacted by the income from net monetary position line, in a context of higher inflation (2024 6-month-accumulated inflation was 79.8% while 2023 6-month-accumulated inflation was 50.7%).

6

OTHER COMPREHENSIVE INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted
	2024	2023	∆ %
Net income for the period	153,380	181,873	(15.7%)
Other comprehensive income components to be reclassified to income/(loss) for the period
Profit or losses from financial isntruments at fair value through OCI	(185,967)	13,884	n.m
Profit or losses from financial instruments at fair value through OCI	(265,053)	23,412	n.m
Reclassification adjustment for the period	(86,750)	5,216	n.m
Income tax	165,836	(14,744)	n.m
Other comprehensive income coponents not to be reclassified to income/(loss) for the period
Income or loss on equity instruments at fair value through OCI	(149)	2,570	(105.8%)
Resultado por instrumentos de patrimonio a VR con cambios en ORI	(149)	2,570	(105.8%)
Total Other Comprehensive Income/(loss) for the period	(186,116)	16,454	n.m
Total Comprehensive Income	(32,736)	198,327	(116.5%)
Attributable to owners of the Parent	(33,349)	197,242	(116.9%)
Attributable to non-controlling interests	613	1,085	(43.5%)

Total OCI in the first six months of 2024 totaled a $186.1 billion loss, mainly impacted by the loss of financial instruments at FV through OCI, especially the valuation of the CPI-linked bond portfolio. Thus, the total comprehensive income for the first six months of 2024 totaled a $32.7 billion loss.

EARNINGS PER SHARE	BBVA ARGENTINA CONSOLIDATED
				∆ %
	2Q24	1Q24	2Q23	QoQ	YoY
Financial Statement information
Net income for the period attributable to owners of the parent (in AR$ millions, inflation adjusted)	111,009	41,234	111,674	169.2%	(0.6%)
Total shares outstanding (1)	613	613	613	-	-
Market information
Closing price of ordinary share at BYMA (in AR$)	4,188.8	3,068.6	1,020.7	36.5%	310.4%
Closing price of ADS at NYSE (in USD)	9.3	8.5	6.1	9.1%	51.6%
Book value per share (in AR$)	3,441.28	3,467.93	925.42	(0.8%)	271.9%
Price-to-book ratio (BYMA price) (%)	121.72	88.49	110.30	37.6%	10.4%
Earnings per share (in AR$)	181.18	67.30	182.26	169.2%	(0.6%)
Earnings per ADS(2) (in AR$)	543.53	201.89	546.79	169.2%	(0.6%)

(1) In thousands of shares.
(2) Each ADS accounts for 3 ordinary shares
Book value not adjusted by inflation

7

Net Interest Income

NET INTEREST INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q24	1Q24	2Q23	QoQ	YoY
Net Interest Income	678,565	934,028	689,204	(27.4%)	(1.5%)
Interest Income	973,314	1,513,542	1,379,197	(35.7%)	(29.4%)
From government securities	139,404	66,641	565,223	109.2%	(75.3%)
From private securities	912	1,671	1,658	(45.4%)	(45.0%)
Interest from loans and other financing	373,784	487,837	472,860	(23.4%)	(21.0%)
Financial Sector	2,731	3,829	2,375	(28.7%)	15.0%
Overdrafts	63,606	82,828	75,162	(23.2%)	(15.4%)
Discounted Instruments	102,237	164,616	120,530	(37.9%)	(15.2%)
Mortgage loans	4,834	1,221	2,356	295.9%	105.2%
Pledge loans	9,987	11,246	16,386	(11.2%)	(39.1%)
Consumer Loans	52,436	47,362	59,161	10.7%	(11.4%)
Credit Cards	93,400	108,103	122,587	(13.6%)	(23.8%)
Financial leases	2,664	3,241	3,909	(17.8%)	(31.8%)
Loans for the prefinancing and financing of exports	2,463	1,516	721	62.5%	241.6%
Other loans	39,426	63,875	69,673	(38.3%)	(43.4%)
Premiums on reverse REPO transactions	147,555	542,323	117,576	(72.8%)	25.5%
CER/UVA clause adjustment	310,194	413,789	220,801	(25.0%)	40.5%
Other interest income	1,465	1,281	1,079	14.4%	35.8%
Interest expenses	294,749	579,514	689,993	(49.1%)	(57.3%)
Deposits	243,811	515,338	653,190	(52.7%)	(62.7%)
Checking accounts*	48,625	236,993	114,194	(79.5%)	(57.4%)
Savings accounts	4,774	6,235	3,156	(23.4%)	51.3%
Time deposits	123,056	185,680	418,179	(33.7%)	(70.6%)
Investment accounts	67,356	86,430	117,661	(22.1%)	(42.8%)
Other liabilities from financial transactions	11,120	4,099	431	171.3%	n.m
Interfinancial loans received	2,481	10,005	11,401	(75.2%)	(78.2%)
Premiums on REPO transactions	30	-	-	N/A	N/A
CER/UVA clause adjustment	37,303	50,072	24,962	(25.5%)	49.4%
Other interest expense	4	-	9	N/A	(55.6%)
*Includes interest-bearing checking accounts

Net interest income in 2Q24 was $678.6 billion, falling 27.4% or $255.5 billion QoQ, and 1.5% or $10.6 billion YoY. In 2Q24, interest income in monetary terms, decreased more than interest expenses. The former fall was due to a lower income from loans, REPOs and CPI linked bonds. The latter, is explained by lower expenses on checking accounts, time deposits and investment accounts.

In 2Q24, interest income totaled $973.3 billion, falling 35.7% compared to 1Q24 and 29.4% compared to 2Q23. Quarterly decrease is mainly driven by (i) lower income from loans, and (ii) lower income from REPOs, both explained by a decline in the monetary policy rate from 80% at the beginning of April, to 40% by mid-May and for the rest of the quarter. Also, the decline in quarterly inflation caused the decrease in income from CPI linked bonds.

8

Income from government securities increased 109.2% compared to 1Q24, and fell 75.3% compared to 2Q23. This is partially due to a swap of the LELIQ portfolio, which was removed from the market by the BCRA at the beginning of 1Q24, to a LECAP (Treasury bills capitalized in pesos) portfolio. This occurs as the Government seeks to transfer BCRA debt onto Treasury debt. 89% of these results correspond to government securities at fair value through OCI (of which 99% are Treasury securities) and 11% correspond to securities at amortized cost (2027 National Treasury Bonds at fixed rate, National Treasury Bonds Private 0.70 Badlar Rate maturing on November 2027, and National Treasury Bonds CER 2025, used for reserve requirement integration).

Interest income from loans and other financing totaled $373.8 billion, decreasing 23.4% QoQ and 21.0% YoY. Quarterly decline is mainly due to a decrease in average rates, in spite of growth in real terms of the loan portfolio. Interest from loans with the sharpest decline were discounted instruments, overdrafts and other loans, the latter affected by loans from the subsidiaries and in floorplanning loans.

Income from CER/UVA adjustments decreased 25.0% QoQ and increased 40.5% YoY. Quarterly decrease is explained by the delay with which the inflation adjustment effects are recorded, and impact on the subsequent financial statements, with a quarterly inflation below the previous quarter. 82% of income from interests from CER/UVA clause adjustments is explained by interests generated by CPI linked bonds.

Interest expenses totaled $294.7 billion, denoting a decrease of 49.1% QoQ and 57.3% YoY. Quarterly decline is described by lower checking accounts (in particular interest-bearing checking accounts), followed by time deposit and investment account expenses, due to lower rates (de-regulation of minimum time deposit rate).

Interests from time deposits (including investment accounts) explain 64.6% of interest expenses, versus 47.0% the previous quarter. Time deposit expenses fell 33.7% QoQ and 70.5% YoY, in spite of the time deposit portfolio growing in detriment of the interest-bearing checking accounts.

9

NIM

As of 2Q24, net interest margin (NIM) was 42.3%, below the 56.1% reported in 1Q24. In 2Q24, NIM in pesos was 47.7% and 2.3% in U.S. dollars.

ASSETS & LIABILITIES PERFORMANCE - TOTAL	BBVA ARGENTINA CONSOLIDATED
In millions of AR$. Rates and spreads in annualized %
	2Q24			1Q24			2Q23
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	6,426,875	973,314	60.7%	6,681,098	1,513,542	90.9%	8,302,390	1,379,197	66.6%
Debt securities	3,185,835	541,939	68.2%	3,660,155	944,624	103.5%	4,398,679	853,516	77.8%
Loans to customers/financial institutions	3,228,942	431,354	53.6%	2,903,895	568,900	78.6%	3,772,234	525,648	55.9%
Loans to the BCRA	205	3	5.9%	142	7	19.8%	11	26	948.1%
Other assets	11,893	18	0.6%	116,906	11	0.0%	131,466	7	0.0%
Total non interest-earning assets	2,611,148	-	0.0%	2,762,541	-	0.0%	2,562,292	-	0.0%
Total Assets	9,038,023	973,314	43.2%	9,443,639	1,513,542	64.3%	10,864,682	1,379,197	50.9%
Total interest-bearing liabilities	4,060,810	294,749	29.1%	4,446,143	579,514	52.3%	5,533,562	689,993	50.0%
Savings accounts	1,707,629	4,774	1.1%	1,780,505	6,236	1.4%	1,908,447	3,154	0.7%
Time deposits and investment accounts	1,687,573	227,716	54.1%	1,305,428	322,181	99.0%	2,851,033	560,805	78.9%
Debt securities issued	10,451	1,549	59.4%	13,308	3,927	118.4%	-	89	-
Other liabilities	655,157	60,710	37.2%	1,346,902	247,170	73.6%	774,082	125,945	65.3%
Total non-interest-bearing liabilities	4,977,213	-	0.0%	4,997,496	-	0.0%	5,331,120	-	0.0%
Total liabilities and equity	9,038,023	294,749	13.1%	9,443,639	579,514	24.6%	10,864,682	689,993	25.5%

NIM - Total			42.3%			56.1%			33.3%
Spread - Total			31.6%			38.6%			16.6%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Interest-bearing checking accounts included in other interest-bearing liabilities. Non interest-bearing accounts are included in non-interest-bearing liabilities.
ASSETS & LIABILITIES PERFORMANCE - AR$	BBVA ARGENTINA CONSOLIDATED
In millions of AR$. Rates and spreads in annualized %
	2Q24			1Q24			2Q23
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	5,672,079	968,757	68.5%	5,956,420	1,511,119	101.8%	7,894,175	1,377,563	70.0%
Debt securities	2,865,476	541,693	75.8%	3,262,577	944,529	116.1%	4,214,616	853,275	81.2%
Loans to customers/financial institutions	2,796,904	427,052	61.2%	2,585,889	566,583	87.9%	3,548,209	524,262	59.3%
Loans to the BCRA	201	3	6.0%	140	7	20.1%	7	26	1489.8%
Other assets	9,498	9	0.4%	107,814	-	0.0%	131,343	-	0.0%
Total non interest-earning assets	1,298,887	-	0.0%	1,096,963	-	0.0%	1,256,521	-	0.0%
Total Assets	6,970,966	968,757	55.7%	7,053,383	1,511,119	85.9%	9,150,696	1,377,563	60.4%
Total interest-bearing liabilities	2,877,364	294,523	41.1%	3,132,972	579,339	74.2%	4,507,639	689,777	61.4%
Savings accounts	670,812	4,753	2.8%	643,195	6,213	3.9%	1,026,473	3,139	1.2%
Time deposits and Investment accounts	1,548,360	227,659	59.0%	1,131,626	322,113	114.2%	2,726,816	560,749	82.5%
Debt securities issued	10,451	1,549	59.4%	13,308	3,927	118.4%	-	89	-
Other liabilities	647,741	60,562	37.5%	1,344,843	247,086	73.7%	754,350	125,800	66.9%
Total non-interest-bearing liabilities	4,314,207	-	0.0%	4,197,131	-	0.0%	4,801,720	-	0.0%
Total liabilities and equity	7,191,571	294,523	16.4%	7,330,103	579,339	31.7%	9,309,359	689,777	29.7%

NIM - AR$			47.7%			62.7%			34.9%
Spread - AR$			27.4%			27.6%			8.6%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Interest-bearing checking accounts included in other interest-bearing liabilities. Non interest-bearing accounts are included in non-interest-bearing liabilities.

10

ASSETS & LIABILITIES PERFORMANCE - FOREIGN CURRENCY		BBVA ARGENTINA CONSOLIDATED
In millions of AR$. Rates and spreads in annualized %
	2Q24			1Q24			2Q23
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	754,796	4,557	2.4%	724,678	2,423	1.3%	408,215	1,634	1.6%
Debt securities	320,359	246	0.3%	397,578	95	0.1%	184,063	241	0.5%
Loans to customers/financial institutions	432,038	4,302	4.0%	318,006	2,317	2.9%	224,025	1,386	2.5%
Loans to the BCRA	4	-	0.0%	2	-	0.0%	4	-	0.0%
Other assets	2,395	9	1.5%	9,092	11	0.5%	123	7	22.8%
Total non interest-earning assets	1,312,261	-	0.0%	1,665,578	-	0.0%	1,305,771	-	0.0%
Total Assets	2,067,057	4,557	0.9%	2,390,256	2,423	0.4%	1,713,986	1,634	0.4%
Total interest-bearing liabilities	1,183,446	226	0.1%	1,313,171	175	0.1%	1,025,923	216	0.1%
Savings accounts	1,036,817	21	0.0%	1,137,310	23	0.0%	881,974	15	0.0%
Time deposits and Investment accounts	139,213	57	0.2%	173,802	68	0.2%	124,217	56	0.2%
Other liabilities	7,416	148	8.0%	2,059	84	16.4%	19,732	145	2.9%
Total non-interest-bearing liabilities	663,006	-	0.0%	800,365	-	0.0%	529,400	-	0.0%
Total liabilities and equity	1,846,452	226	0.0%	2,113,536	175	0.0%	1,555,323	216	0.1%

NIM - Foreign currency			2.3%			1.2%			1.4%
Spread - Foreign currency			2.3%			1.3%			1.5%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Interest-bearing checking accounts included in other interest-bearing liabilities. Non interest-bearing accounts are included in non-interest-bearing liabilities.

Net Fee Income

NET FEE INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q24	1Q24	2Q23	QoQ	YoY
Net Fee Income	58,799	59,881	86,982	(1.8%)	(32.4%)
Fee Income	117,733	107,999	122,715	9.0%	(4.1%)
Linked to liabilities	30,600	27,418	40,095	11.6%	(23.7%)
From credit cards (1)	61,603	55,162	59,355	11.7%	3.8%
Linked to loans	12,734	11,401	11,118	11.7%	14.5%
From insurance	4,053	3,913	4,429	3.6%	(8.5%)
From foreign trade and foreign currency transactions	5,203	6,065	5,269	(14.2%)	(1.3%)
Other fee income	3,378	3,979	2,138	(15.1%)	58.0%
Linked to loan commitments	162	61	311	165.6%	(47.9%)
From guarantees granted	87	75	46	16.0%	89.1%
Linked to securities	3,291	3,904	2,092	(15.7%)	57.3%
Fee expenses	58,934	48,118	35,733	22.5%	64.9%

(1) Includes results from Puntos BBVA royalty program pursuant to IFRS 15 regulation.

Net fee income as of 2Q24 totaled $58.8 billion, falling 1.8% or $1.1 billion QoQ and 32.4% or $28.2 billion YoY. The decline is explained by a greater increase in expenses versus fee income, in monetary terms.

In 2Q24, fee income totaled $117.7 billion, increasing 9.0% QoQ and decreasing 4.1% YoY. Improvement in fee income is mostly explained by (i) greater fee income from credit cards, and (ii) greater fee income linked to liabilities, mainly account maintenance and bundles.

On the side of fee expenses, these totaled $58.9 billion, increasing 22.5% QoQ and 64.9% YoY. This is explained by higher expenses due to processing fees and promotions on debit and credit cards.

11

Net Income from Measurement of Financial Instruments at Fair Value and Foreign Exchange and Gold Gains/Losses

NET INCOME FROM FINANCIAL INSTRUMENTS AT FAIR VALUE (FV) THROUGH P&L	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q24	1Q24	2Q23	QoQ	YoY
Net Income from financial instruments at FV through P&L	30,998	33,046	27,546	(6.2%)	12.5%
Income from government securities	31,851	41,386	27,420	(23.0%)	16.2%
Income from private securities	1,003	307	1,768	226.7%	(43.3%)
Interest rate swaps	386	-	(220)	N/A	275.5%
Income from foreign currency forward transactions	(2,531)	(8,038)	(1,107)	68.5%	(128.6%)
Income from put option long position	(442)	(724)	(316)	39.0%	(39.9%)
Income from corporate bonds	730	113	1	n.m	n.m
Other	1	2	-	(50.0%)	N/A

In 2Q24, net income from financial instruments at fair value (FV) through P&L was $31.0 billion, decreasing 6.2% or $2.1 billion QoQ and increasing 12.5% or $3.5 billion YoY.

Quarterly results are mainly explained by a decrease in the income from government securities line item, due to the valuation of sovereign bonds at fair value through P&L. This was positively offset by a lower quarterly loss in income from foreign currency forward transactions.

DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN FOREIGN CURRENCY	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q24	1Q24	2Q23	QoQ	YoY
Foreign exchange and gold gains/(losses) (1)	20,336	12,129	12,005	67.7%	69.4%
From foreign exchange position	8,726	4,207	(6,177)	107.4%	241.3%
Income from purchase-sale of foreign currency	11,610	7,922	18,182	46.6%	(36.1%)
Net income from financial instruments at FV through P&L (2)	(2,531)	(8,038)	(1,107)	68.5%	(128.6%)
Income from foreign currency forward transactions	(2,531)	(8,038)	(1,107)	68.5%	(128.6%)
Total differences in quoted prices of gold & foreign currency (1) + (2)	17,805	4,091	10,898	335.2%	63.4%

In 2Q24, the total differences in quoted prices of gold and foreign currency showed profit for $17.8 billion, increasing 335.2% or $13.7 billion compared to 1Q24.

The quarterly increase in foreign exchange and gold gains is explained by a higher result both in income from foreign exchange position and income from purchase-sale of foreign currency. The former is driven by a greater average position in foreign currency. This is added to the effect of a lower loss from income from foreign currency forward transactions as mentioned previously.

12

Other Operating Income

OTHER OPERATING INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q24	1Q24	2Q23	QoQ	YoY
Operating Income	28,663	33,653	27,272	(14.8%)	5.1%
Rental of safe deposit boxes (1)	4,498	3,280	3,882	37.1%	15.9%
Adjustments and interest on miscellaneous receivables (1)	9,014	16,277	10,613	(44.6%)	(15.1%)
Punitive interest (1)	1,511	1,138	1,170	32.8%	29.1%
Loans recovered	3,076	1,747	2,099	76.1%	46.5%
Fee income from credit and debit cards (1)	2,571	2,289	2,012	12.3%	27.8%
Fee expenses recovery	823	840	1,008	(2.0%)	(18.4%)
Rents	1,123	1,335	1,078	(15.9%)	4.2%
Sindicated transaction fees	290	324	351	(10.5%)	(17.4%)
Disaffected provisions	1,734	288	661	n.m	162.3%
Other Operating Income(2)	4,023	6,135	4,398	(34.4%)	(8.5%)
(1) Included in the efficiency ratio calculation
(2) Includes some of the concepts used in the efficiency ratio calculation

In 2Q24 other operating income totaled $28.7 billion, falling 14.8% or $5.0 billion QoQ, and increasing 5.1% or $1.4 billion YoY. Quarterly decrease is mostly explained by a 44.6% fall in the Adjustments and interest on miscellaneous receivables line item, especially due to the credit card business guarantee fund, which is valuated in foreign currency, with a lower devaluation of the Argentine peso versus de U.S. dollar compared to the previous quarter. In addition, there was a 34.4% decline in the other operating income line. This was positively offset by greater income from loans recovered, in particular due to a commercial loan which was considered uncollectible.

13

Operating Expenses

Personnel Benefits and Administrative Expenses

PERSONNEL BENEFITS & ADMINISTRATIVE EXPENSES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q24	1Q24	2Q23	QoQ	YoY
Total Personnel Benefits and Adminsitrative Expenses	226,785	228,920	223,529	(0.9%)	1.5%
Personnel Benefits (1)	109,656	106,482	107,774	3.0%	1.7%
Administrative expenses (1)	117,129	122,438	115,755	(4.3%)	1.2%
Travel expenses	610	781	709	(21.9%)	(14.0%)
Outsourced administrative expenses	16,968	15,077	13,830	12.5%	22.7%
Security services	3,204	3,333	2,635	(3.9%)	21.6%
Fees to Bank Directors and Supervisory Committee	130	128	138	1.6%	(5.8%)
Other fees	3,591	3,320	3,818	8.2%	(5.9%)
Insurance	709	843	774	(15.9%)	(8.4%)
Rent	15,076	17,965	17,974	(16.1%)	(16.1%)
Stationery and supplies	315	173	150	82.1%	110.0%
Electricity and communications	3,952	3,992	3,593	(1.0%)	10.0%
Advertising	7,502	8,387	6,306	(10.6%)	19.0%
Taxes	28,125	28,526	22,152	(1.4%)	27.0%
Maintenance costs	9,292	9,806	8,672	(5.2%)	7.1%
Armored transportation services	9,847	8,833	9,362	11.5%	5.2%
Software	7,844	8,092	17,495	(3.1%)	(55.2%)
Document distribution	3,833	5,770	2,875	(33.6%)	33.3%
Commercial reports	2,030	2,262	1,104	(10.3%)	83.9%
Other administrative expenses	4,101	5,150	4,168	(20.4%)	(1.6%)
Headcount*				-	-
BBVA (Bank)	6,009	5,976	5,889	33	120
Subsidiaries (2)	92	92	93	-	(1)
Total employees*	6,101	6,068	5,982	33	119
In branches**	2,210	2,245	1,947	(35)	263
At Main office	3,891	3,823	4,035	68	(144)

Total branches***	242	242	243	-	(1)
Own	111	111	113	-	(2)
Rented	131	131	130	-	1
				-
Efficiency Ratio
Efficiency ratio	55.3%	65.4%	52.0%	(1,011)bps	327 bps
Accumulated Efficiency Ratio	59.9%	65.4%	56.6%	(551)bps	328 bps

(1) Concept included in the efficiency ratio calculation
(2) Includes BBVA Asset Management, PSA & VWFS. Employees included in Main Office.
*Total effective employees, net of temporary contract employees. Expatriates excluded.
**Branch employees + Business Center managers
***Excludes administrative branches

14

During 2Q24, personnel benefits and administrative expenses totaled $226.8 billion, mildly decreasing 0.9% or $2.1 billion compared to 1Q24, and increasing 1.5% or $3.3 billion compared to 2Q23 in real terms.

Personnel benefits increased 3.0% QoQ, and 1.7% YoY, with wages increasing in line with inflation.

As of 2Q24, administrative expenses fell 4.3% QoQ, and increased 1.2% YoY. This is maily explained by (i) rent, (ii) other administrative expenses and (iii) document distribution. The first two are related to an increase in inflation which was higher than the nominal increase of expenses in software licenses and services contracted and with the Parent company. This is enhanced by the liberation of provisions due to improvement in macroeconomic indicator estimates for the year. Regarding the decrease in document distribution expenses, this is due to the contrast generated by the renovation of card plastics in 1Q24.

The quarterly efficiency ratio as of 2Q24 was 55.3%, improving versus the 65.4% reported in 1Q24, and above the 52.0% reported in 2Q23. The quarterly decrease is explained by a greater increase in the denominator (income considering monetary position results) than the numerator (expenses), especially due to the lower quarterly inflation.

The accumulated efficiency ratio as of 2Q24 was 59.9%, below the 65.4% reported in 1Q24, and above the 56.6% reported in 2Q23. The deterioration in this ratio is due to an increase in expenses, but especially due to the significant increase in the net monetary position results due to high inflation.

Other Operating Expenses

OTHER OPERATING EXPENSES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q24	1Q24	2Q23	QoQ	YoY
Other Operating Expenses	98,073	125,993	108,092	(22.2%)	(9.3%)
Turnover tax	92,540	71,872	84,407	28.8%	9.6%
Initial loss of loans below market rate	2,757	3,667	3,922	(24.8%)	(29.7%)
Contribution to the Deposit Guarantee Fund (SEDESA)	2,059	1,950	2,672	5.6%	(22.9%)
Interest on liabilities from financial lease	822	877	653	(6.3%)	25.9%
Other allowances	(17,490)	40,990	8,019	(142.7%)	(318.1%)
Dividend currency adjutments	10,281	-	-	N/A	N/A
Claims	683	606	1,058	12.7%	(35.4%)
Other operating expenses	6,421	6,031	7,361	6.5%	(12.8%)

In 2Q24, other operating expenses totaled $98.1 billion, decreasing 22.2% or $27.9 billion QoQ, and 9.3% or $10.0 billion YoY.

Despite a higher expense on turnover tax, due to additional provinces beginning to collect it (mainly Buenos Aires Province, as of January 2024), the cost of this tax has a downward trend driven by (i) lower interest rates in REPOs and loans, and (ii) a lower REPO position given the monetary policy set by the Government which promotes investment in Treasury debt (which does not pay turnover tax).

This improvement is negatively offset by expenses related to the inflation adjustment of dividend installment payments in the months of May, June and July.

15

Income from Associates

This line reflects the results from non-consolidated associate companies. During 2Q24, a profit of $2.5 billion has been reported, mainly due to the Bank’s participation in BBVA Seguros Argentina S.A., Rombo Compañía Financiera S.A., Interbanking S.A. and Play Digital S.A. and Openpay Argentina S.A.

Income Tax

Accumulated income tax during the first six months of 2024 recorded a loss of $93.8 billion, while taxes for the quarter recorded a loss for $65.5 billion. The six month accumulated effective tax rate in 2024 was 38%3.

Accumulated income tax during the first six months of 2023 recorded a loss of only $98.8 billion, implying an effective tax rate of 35%.

3 Income tax, according to IAS 34, is recorded on interim financial periods over the best estimate of the weighted average tax rate expected for the fiscal year.

16

Balance sheet and activity

Loans and Other Financing

LOANS AND OTHER FINANCING	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q24	1Q24	2Q23	QoQ	YoY
To the public sector	1,701	78	14	n.m	n.m
To the financial sector	22,454	21,141	26,316	6.2%	(14.7%)
Non-financial private sector and residents abroad	3,870,409	3,145,112	4,011,473	23.1%	(3.5%)
Non-financial private sector and residents abroad - AR$	3,370,774	2,714,350	3,760,186	24.2%	(10.4%)
Overdrafts	526,646	383,574	309,465	37.3%	70.2%
Discounted instruments	784,065	609,673	780,458	28.6%	0.5%
Mortgage loans	160,875	149,033	194,821	7.9%	(17.4%)
Pledge loans	52,515	50,282	120,440	4.4%	(56.4%)
Consumer loans	344,346	237,066	393,548	45.3%	(12.5%)
Credit cards	1,146,348	1,002,538	1,461,624	14.3%	(21.6%)
Receivables from financial leases	15,393	16,004	33,034	(3.8%)	(53.4%)
Other loans	340,586	266,180	466,796	28.0%	(27.0%)
Non-financial private sector and residents abroad - Foreign Currency	499,635	430,762	251,287	16.0%	98.8%
Overdrafts	11	10	26	10.0%	(57.7%)
Discounted instruments	10,246	1,069	8,226	n.m	24.6%
Credit cards	50,524	35,075	40,037	44.0%	26.2%
Receivables from financial leases	56	111	346	(49.5%)	(83.8%)
Loans for the prefinancing and financing of exports	395,491	347,029	171,124	14.0%	131.1%
Other loans	43,307	47,468	31,528	(8.8%)	37.4%

% of total loans to Private sector in AR$	87.1%	86.3%	93.7%	79 bps	(664)bps
% of total loans to Private sector in Foreign Currency	12.9%	13.7%	6.3%	(79)bps	664 bps

% of mortgage loans with UVA adjustments / Total mortgage loans (1)	52.0%	52.3%	55.3%	(25)bps	(329)bps
% of pledge loans with UVA adjustments / Total pledge loans (1)	4.0%	2.1%	1.3%	190 bps	272 bps
% of consumer loans with UVA adjustments / Total consumer loans (1)	0.0%	0.0%	0.2%	(2)bps	(24)bps
% of loans with UVA adjustments / Total loans and other financing(1)	0.1%	0.1%	0.1%	3 bps	(0)bps

Total loans and other financing	3,894,564	3,166,331	4,037,803	23.0%	(3.5%)
Allowances	(79,664)	(70,985)	(128,999)	(12.2%)	38.2%
Total net loans and other financing	3,814,900	3,095,346	3,908,804	23.2%	(2.4%)

(1) Excludes effect of accrued interests adjustments.

LOANS AND OTHER FINANCING TO NON-FINANCIAL PRIVATE SECTOR AND RESIDENTS ABROAD IN FOREIGN CURRENCY	BBVA ARGENTINA CONSOLIDATED
In millions of USD				∆ %
	2Q24	1Q24	2Q23	QoQ	YoY
FX rate*	911.75	857.42	256.68	6.3%	255.2%
Non-financial private sector and residents abroad - Foreign Currency (USD)	548	583	263	(6.0%)	108.4%
*Wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500, as of the end of period.

17

Private sector loans as of 2Q24 totaled $3.9 trillion, increasing 23.1% or $725.3 billion QoQ, and falling 3.5% or $141.1 billion YoY.

Loans to the private sector in pesos increased 24.2% in 2Q24, and fell 10.4% YoY. During the quarter, growth was especially driven by (i) a 28.6% increase in discounted instruments, followed by (ii) a 14.3% increase in credit cards, (iii) a 37.3% increase in overdrafts and (iv) an increase in consumer loans. In all cases, the increment is boosted by genuine growth in real terms of the portfolio, levered on the lower market interest rates.

Loans to the private sector denominated in foreign currency increased 16.0% QoQ and 98.8% YoY. Quarterly increase is mainly explained by a 14.0% growth in financing and prefinancing of exports, and a 44.0% growth in credit cards. Loans to the private sector in foreign currency measured in U.S. dollars fell 6.0% QoQ and increased 108.4% YoY. The depreciation of the argentine peso versus the U.S. dollar was 6.0% QoQ and 71.8% YoY4.

In 2Q24, total loans and other financing totaled $3.9 trillion, increasing 23.0% QoQ and falling 3.5% compared to 2Q23.

LOANS AND OTHER FINANCING	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q24	1Q24	2Q23	QoQ	YoY
Non-financial private sector and residents abroad - Retail	1,754,608	1,473,994	2,210,470	19.0%	(20.6%)
Mortgage loans	160,875	149,033	194,821	7.9%	(17.4%)
Pledge loans	52,515	50,282	120,440	4.4%	(56.4%)
Consumer loans	344,346	237,066	393,548	45.3%	(12.5%)
Credit cards	1,196,872	1,037,613	1,501,661	15.3%	(20.3%)
Non-financial private sector and residents abroad - Commercial	2,115,801	1,671,118	1,801,003	26.6%	17.5%
Overdrafts	526,657	383,584	309,491	37.3%	70.2%
Discounted instruments	794,311	610,742	788,684	30.1%	0.7%
Receivables from financial leases	15,449	16,115	33,380	(4.1%)	(53.7%)
Loans for the prefinancing and financing of exports	395,491	347,029	171,124	14.0%	131.1%
Other loans	383,893	313,648	498,324	22.4%	(23.0%)

% of total loans to Retail sector	45.3%	46.9%	55.1%	(153)bps	(977)bps
% of total loans to Commercial sector	54.7%	53.1%	44.9%	153 bps	977 bps

In real terms, retail loans (mortgage, pledge, consumer and credit cards) increased 19.0% QoQ and fell 20.6% YoY in real terms. During the quarter, growth is most evident in credit cards by 15.3% and consumer loans by 45.3%.

Commercial loans (overdrafts, discounted instruments, receivables from financial leases, loans for the prefinancing and financing of exports, and other loans) increased 26.6% QoQ and 17.5% YoY, both in real terms. In the quarter, it is noted that discounted instruments increased 30.1%, and overdrafts increased 37.3%.

As observed in previous quarters, loan portfolios were impacted by the effect of inflation during the second quarter of 2024, which reached 18.6%. In nominal terms, BBVA Argentina managed to increase the retail, commercial and total loan portfolio by 41.1%, 50.1% and 45.8% respectively during the quarter, surpassing quarterly inflation levels in all cases.

4 Taking into consideration wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500.

18

LOANS AND OTHER FINANCING - NON RESTATED FIGURES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$				∆ %
	2Q24	1Q24	2Q23	QoQ	YoY
Non-financial private sector and residents abroad - Retail	1,754,608	1,243,179	594,967	41.1%	194.9%
Non-financial private sector and residents abroad - Commercial	2,115,801	1,409,440	484,757	50.1%	336.5%
Total loans and other financing (1)	3,894,564	2,670,515	1,086,811	45.8%	258.3%
(1) Does not include allowances

As of 2Q24, the total loans and other financing over deposits ratio was 67.0%, above the 55.9% recorded in 1Q24 and the 58.2% in 2Q23.

Total loan participation over total assets is 40%, versus 32% in 1Q24 and 34% in 2Q23.

MARKET SHARE - PRIVATE SECTOR LOANS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	2Q24	1Q24	2Q23	QoQ	YoY
Private sector loans - Bank	9.78%	9.45%	8.14%	33 bps	164 bps
Private sector loans - Consolidated*	10.54%	10.10%	9.01%	44 bps	153 bps

Based on daily BCRA information. Capital balance as of the last day of each quarter.
* Consolidates PSA, VWFS & Rombo

LOANS BY ECONOMIC ACTIVITY	BBVA ARGENTINA CONSOLIDATED
% over total gross loans and other financing				∆ bps
	2Q24	1Q24	2Q23	QoQ	YoY
Government services	0.00%	0.00%	0.00%	n.m.	n.m.
Non-financial public sector	0.04%	0.00%	0.00%	n.m.	n.m.
Financial Sector	0.58%	0.67%	0.65%	(9)bps	(8)bps
Agricultural and Livestock	4.04%	5.02%	5.10%	(98)bps	(105)bps
Mining products	5.21%	5.86%	3.75%	(65)bps	146 bps
Other manufacturing	14.12%	11.13%	9.18%	299 bps	494 bps
Electricity, oil,water and sanitary services	0.57%	1.01%	0.35%	(44)bps	22 bps
Wholesale and retail trade	7.98%	8.77%	6.81%	(79)bps	117 bps
Transport	1.49%	1.20%	1.77%	29 bps	(28)bps
Services	2.04%	2.42%	2.08%	(38)bps	(4)bps
Others	18.73%	17.54%	17.04%	119 bps	169 bps
Construction	0.70%	0.54%	0.62%	15 bps	8 bps
Consumer	44.51%	45.83%	52.66%	(133)bps	(815)bps
Total gross loans and other financing	100%	100%	100%

19

Asset Quality

ASSET QUALITY	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q24	1Q24	2Q23	QoQ	YoY
Commercial non-performing portfolio (1)	3,163	3,595	2,445	(12.0%)	29.4%
Total commercial portfolio	1,797,280	1,548,032	1,550,133	16.1%	15.9%
Commercial non-performing portfolio / Total commercial portfolio	0.18%	0.23%	0.16%	(6)bps	2 bps
Retail non-performing portfolio (1)	44,973	37,255	56,610	20.7%	(20.6%)
Total retail portfolio	2,297,275	1,782,700	2,732,561	28.9%	(15.9%)
Retail non-performing portfolio / Total retail portfolio	1.96%	2.09%	2.07%	(13)pbs	(11)pbs
Total non-performing portfolio (1)	48,136	40,850	59,055	17.8%	(18.5%)
Total portfolio	4,094,555	3,330,732	4,282,694	22.9%	(4.4%)
Total non-performing portfolio / Total portfolio	1.18%	1.23%	1.38%	(5)bps	(20)bps
Allowances	79,664	70,985	128,999	12.2%	(38.2%)
Allowances /Total non-performing portfolio	165.50%	173.77%	218.44%	(827)bps	(5,294)bps
Quarterly change in Write-offs	11,235	10,982	11,250	2.3%	(0.1%)
Write offs / Total portfolio	0.27%	0.33%	0.26%	(6)bps	1 bps
Cost of Risk (CoR)	4.72%	3.76%	4.09%	96 bps	63 bps

(1) Non-performing loans include: all loans to borrowers classified as "Deficient Servicing (Stage 3)", "High Insolvency Risk (Stage 4)", "Irrecoverable" and/or "Irrecoverable for Technical Decision" (Stage 5) according to BCRA debtor classification system

As of 2Q24, asset quality ratio or NPL (total non-performing portfolio / total portfolio) keeps a very good performance at 1.18%, in line with the total loan portfolio growth, and the good behavior of both the commercial and retail portfolios.

Coverage ratio (allowances / total non-performing portfolio) reached 165.50% in 2Q24, from 173.77% in 1Q24. The decline is due to a lower need of allowances in the regular commercial portfolio.

Cost of risk (loan loss allowances / average total loans) reached 4.72% in 2Q24 compared to 3.76% in 1Q24. Loan loss allowances increase in line with the loan portfolio, even in real terms, and cost of risk is incremented as a consequence of a lower volume of loans, in average, in the first quarter.

ANALYSIS FOR THE ALLOWANCE OF LOAN LOSSES		BBVA ARGENTINA CONSOLIDATED
In millions of AR$
	Balance at 12/31/2023	Stage 1	Stage 2	Stage 3	Monetary result generated by allowances	Balance at 06/30/2024
Other financial assets	2,551	47	-	129	(1,168)	1,559
Loans and other financing	81,656	11,976	5,015	22,333	(41,316)	79,664
Other debt securities	176	110	-	-	(98)	188
Eventual commitments	10,737	5,169	1,634	258	(5,611)	12,187
Total allowances	95,120	17,302	6,649	22,720	(48,193)	93,598

Note: to be consistent with Financial Statements, it must be recorded from the beginning of the year instead of the quarter

Allowances for the Bank in 2Q24 reflect expected losses driven by the adoption of the IFRS 9 standards as of January 1, 2020, except for debt instruments issued by the nonfinancial government sector which were excluded from the scope of such standard.

20

Public Sector Exposure

NET PUBLIC DEBT EXPOSURE*	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q24	1Q24	2Q23	QoQ	YoY
Treasury and Government securities	2,509,997	1,337,058	1,276,253	87.7%	96.7%
Treasury and National Government	2,509,997	1,337,058	1,276,253	87.7%	96.7%
National Treasury Public Debt in AR$	2,258,443	1,063,002	1,276,234	112.5%	77.0%
National Treasury Public Debt in USD	56	19,379	19	(99.7%)	192.1%
National Treasury Public Debt in AR$ linked to US dollars	251,498	254,677	-	(1.2%)	N/A
Loans to theNon-financial Public Sector	1,701	78	14	n.m	n.m
AR$ Subtotal	2,258,443	1,063,002	1,276,234	112.5%	77.0%
USD Subtotal**	251,554	274,056	19	(8.2%)	n.m
Total Public Debt Exposure	2,509,997	1,337,058	1,276,253	87.7%	96.7%
B.C.R.A. Exposure	329,869	2,464,364	3,543,110	(86.6%)	(90.7%)
Instruments	50,995	54,021	2,890,217	(5.6%)	(98.2%)
Leliqs	-	-	2,771,968	N/A	(100.0%)
Notaliqs	14,360	19,722	118,249	(27.2%)	(87.9%)
Lediv***	36,635	34,298	-	6.8%	N/A
Repo / Pases	278,874	2,410,344	652,892	(88.4%)	(57.3%)

% Public sector exposure (Excl. B.C.R.A.) / Total assets	26.3%	13.9%	11.0%	1,239 pbs	1,534 pbs

*Deposits at the Central Bank used to comply with reserve requirements not included. Includes assets used as collateral.
**Includes USD-linked Treasury public debt in AR$
***Securities denominated in foreign currency

2Q24 total public sector exposure (excluding BCRA) totaled $2.5 trillion, increasing 87.7% or $1.2 trillion QoQ, and 96.7% or $1.2 trillion YoY.

The quarterly increase is explained by the monetary policy promoted by the Government, in the aim of removing all remunerated liabilities of the BCRA, and aiming for that liquidity to migrate to Treasury debt. This is the reason for a 112.5% higher position in National Treasury Debt in pesos, composed mainly by LECAPs, which by quarter end would reflect the monetary policy rate. BBVA Argentina’s total security portfolio is mainly LECAP (78%) and Boncer (18%) as of 2Q24. As of July 2024, the market reference rate will be that of the new instrument created by the Treasury, the LeFis (Letra Fiscal de Liquidez).

As a result, a 86.6% fall in BCRA exposure is evident, with the greatest decline in REPOs by 88.6%, denoting that liquidity has migrated onto Treasury securities. Thus, exposure to the public sector, excluding BCRA, represents 26.3% of total assets, above the 13.9% in 1Q24 and the 11.0% in 2Q23.

21

Deposits

TOTAL DEPOSITS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q24	1Q24	2Q23	QoQ	YoY
Total deposits	5,810,545	5,662,104	7,466,667	2.6%	(22.2%)
Non-financial Public Sector	180,351	191,900	40,887	(6.0%)	341.1%
Financial Sector	1,926	3,680	7,027	(47.7%)	(72.6%)
Non-financial private sector and residents abroad	5,628,268	5,466,524	7,418,753	3.0%	(24.1%)
Non-financial private sector and residents abroad - AR$	4,075,864	3,821,594	6,047,377	6.7%	(32.6%)
Checking accounts*	1,223,144	1,509,591	1,698,460	(19.0%)	(28.0%)
Savings accounts	1,015,845	839,305	1,409,823	21.0%	(27.9%)
Time deposits	1,534,357	1,127,980	2,369,204	36.0%	(35.2%)
Investment accounts	274,051	319,965	529,387	(14.3%)	(48.2%)
Other	28,467	24,753	40,503	15.0%	(29.7%)
Non-financial private sector and res. abroad - Foreign Currency	1,552,404	1,644,930	1,371,376	(5.6%)	13.2%
Checking accounts*	506	319	430	58.6%	17.7%
Savings accounts	1,431,332	1,471,727	1,233,673	(2.7%)	16.0%
Time deposits	110,902	159,989	123,809	(30.7%)	(10.4%)
Other	9,664	12,895	13,464	(25.1%)	(28.2%)

% of total portfolio in the private sector in AR$	72.4%	69.9%	81.5%	251 bps	(910)bps
% of total portfolio in the private sector in Foregin Currency	27.6%	30.1%	18.5%	(251)bps	910 bps

% of UVA Time deposits & Investment accounts / Total AR$ Time deposits & Investment accounts	0.0%	0.0%	2.4%	(4)bps	(237)bps

*Includes interest-bearing checking accounts

DEPOSITS TO THE NON-FINANCIAL PRIVATE SECTOR AND RES. ABROAD IN FOREIGN CURRENCY	BBVA ARGENTINA CONSOLIDATED
In millions of USD				∆ %
	2Q24	1Q24	2Q23	QoQ	YoY
FX rate*	911.8	857.4	256.7	6.3%	255.2%
Non-financial private sector and residents abroad - Foreign Currency (USD)	1703	1811	1,560	(6.0%)	9.1%
*Wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500, as of the end of period.

As of 2Q24, total deposits reached $5.8 trillion, increasing 2.6% or $148.4 billion QoQ, and falling 22.2% or $1.7 trillion YoY.

Private non-financial sector deposits in 2Q24 totaled $5.6 trillion, increasing 3.0% QoQ, and declining 24.1% YoY.

Private non-financial sector deposits in pesos totaled $4.1 trillion, increasing 6.7% compared to 1Q24, and falling 32.6% compared to 2Q23. The quarterly change is mainly affected by a 36.0% increase in time deposits, and 21.0% increase in savings accounts, offset by a 19.0% fall in checking accounts (especially non-interest bearing checking accounts).

Private non-financial sector deposits in foreign currency expressed in pesos fell 5.6% QoQ and increased 13.2% YoY. This is mainly explained by a 2.7% and a 30.7% fall in savings accounts and time deposits respectively.

22

PRIVATE DEPOSITS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q24	1Q24	2Q23	QoQ	YoY
Non-financial private sector and residents abroad	5,628,268	5,466,524	7,418,753	3.0%	(24.1%)
Sight deposits	3,708,958	3,858,590	4,396,353	(3.9%)	(15.6%)
Checking accounts	1,223,650	1,509,910	1,698,890	(19.0%)	(28.0%)
Savings accounts	2,447,177	2,311,032	2,643,496	5.9%	(7.4%)
Other	38,131	37,648	53,967	1.3%	(29.3%)
Time deposits	1,919,310	1,607,934	3,022,400	19.4%	(36.5%)
Time deposits	1,645,259	1,287,969	2,493,013	27.7%	(34.0%)
Investment accounts	274,051	319,965	529,387	(14.3%)	(48.2%)

% of sight deposits over total private deposits	67.0%	71.6%	59.5%	(463)pbs	745 pbs
% of time deposits over total private deposits	33.0%	28.4%	40.5%	463 pbs	(745)pbs

As observed in previous quarters, deposits were impacted by the effect of inflation. This being said, in nominal terms, BBVA Argentina managed to increase the sight deposits, time deposits and total deposits by 14.0%, 41.5% and 56.2% respectively, surpassing the quarterly level of inflation in time deposits and total deposits.

PRIVATE DEPOSITS - NON RESTATED FIGURES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$				∆ %
	2Q24	1Q24	2Q23	QoQ	YoY
Sight deposits	3,708,958	3,254,374	1,183,347	14.0%	213.4%
Time deposits	1,919,310	1,356,147	813,476	41.5%	135.9%
Total deposits	5,628,268	3,602,700	2,009,719	56.2%	180.1%

As of 2Q24, the Bank’s transactional deposits (checking accounts and savings accounts) represented 63.2% of total non-financial private deposits, totaling $3.7 trillion, versus 67.5% in 1Q24.

MARKET SHARE - PRIVATE SECTOR DEPOSITS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	2Q24	1Q24	2Q23	QoQ	YoY
Private sector Deposits - Consolidated*	7.50%	7.37%	7.03%	13 pbs	47 pbs

Based on daily BCRA information. Capital balance as of the last day of each quarter.

23

Other Sources of Funds

OTHER SOURCES OF FUNDS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q24	1Q24	2Q23	QoQ	YoY
Other sources of funds	2,344,221	2,559,271	2,209,578	(8.4%)	6.1%
Central Bank	141	124	310	13.7%	(54.5%)
Banks and international organizations	11,131	1,065	8,151	n.m	36.6%
Financing received from local financial institutions	35,886	24,164	94,495	48.5%	(62.0%)
Reverse REPOs and Guaranteed securities	177,505	-	-	N/A	N/A
Corporate bonds	11,052	14,580	-	(24.2%)	N/A
Equity	2,108,506	2,519,338	2,106,622	(16.3%)	0.1%

In 2Q24, other sources of funds totaled $2.1 trillion, decreasing 15.6% or $394.1 billion QoQ, and 2.0% or $44.4 billion YoY.

The variation in the quarter is mostly explained by the 16.6% decrease in equity. This decline is explained by (i) the reclassification of dividends payable to liabilities since the announcement of approved dividend distribution by the Shareholders’ Meeting on April 26, 2024, and later authorized by the Central Bank in May 3, 2024 for its distribution in cash or kind, and (ii) due to a lower valuation of Treasury bonds, which decreases Equity through OCI. This was positively affected by the net profits of the period.

Liquid Assets

TOTAL LIQUID ASSETS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q24	1Q24	2Q23	QoQ	YoY
Total liquid assets	4,036,709	5,205,746	6,281,615	(22.5%)	(35.7%)
Cash and deposits in banks	1,450,661	1,509,283	1,577,523	(3.9%)	(8.0%)
Debt securities at fair value through P&L	251,883	268,836	298,061	(6.3%)	(15.5%)
Government securities	251,883	268,836	209,425	(6.3%)	20.3%
Liquidity bills of B. C. R. A.	-	-	88,636	N/A	(100.0%)
Net REPO transactions	101,369	2,410,342	652,889	(95.8%)	(84.5%)
Other debt securities	2,232,796	1,017,285	3,753,142	119.5%	(40.5%)
Government securities	2,218,436	997,563	951,576	122.4%	133.1%
Liquidity bills of B. C. R. A.	-	-	2,683,317	N/A	(100.0%)
Internal bills of B.C.R.A.	14,360	19,722	118,249	(27.2%)	(87.9%)

Liquid assets / Total Deposits	69.5%	91.9%	84.1%	(2,247)bps	(1,466)bps

In 2Q24, liquid assets were $4.0 trillion, falling 22.5% or $1.2 trillion versus 1Q24, and 35.7% or $2.2 trillion compared to 2Q23. This was mainly driven by a decrease in net REPO transactions by 81.1%, enhanced by the negative effect of guaranteed securities.

In the quarter, the liquidity ratio (liquid assets / total deposits) reached 69.5%. Liquidity ratio in local and foreign currency reached 61.4% and 88.6% respectively. The decline is explained by a lower position in REPOs, as well as a real term growth in total deposits of 2.6%.

24

Solvency

MINIMUM CAPITAL REQUIREMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q24	1Q24	2Q23	QoQ	YoY
Minimum capital requirement	593,577	509,609	554,791	16.5%	7.0%
Credit risk	404,516	340,739	391,282	18.7%	3.4%
Market risk	2,147	2,387	3,277	(10.0%)	(34.5%)
Operational risk	186,914	166,483	160,233	12.3%	16.7%

Integrated Capital - RPC (1)*	1,841,733	2,222,022	1,927,420	(17.1%)	(4.4%)
Ordinary Capital Level 1 ( COn1)	2,055,675	2,456,368	2,081,767	(16.3%)	(1.3%)
Deductible items COn1	(213,942)	(234,346)	(180,581)	8.7%	(18.5%)
Additional Capital Level 2 (COn2)	-	-	26,234	N/A	(100.0%)

Excess Capital
Integration excess	1,248,156	1,712,413	1,372,628	(27.1%)	(9.1%)
Excess as % of minimum capital requirement	210.3%	336.0%	247.4%	(12,575)bps	(3,714)bps

Risk-weighted assets (RWA, according to B.C.R.A. regulation) (2)	7,272,436	6,246,047	6,792,432	16.4%	7.1%

Regulatory Capital Ratio (1)/(2)	25.3%	35.6%	28.4%	(1,025)pbs	(305)pbs
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	25.3%	35.6%	28.0%	(1,025)pbs	(266)pbs

* RPC includes 100% of quarterly results

BBVA Argentina continues to show strong solvency indicators on 2Q24. Capital ratio reached 25.3%, below 1Q24’s 35.6%. Capital excess over regulatory requirement was $1.3 trillion or 210.3%.

The fall in the capital ratio is partially explained by the 16.4% increase in Risk Weighted Assets (RWA), and by a fall in ordinary capital of 16.3%. The latter is related to (i) dividend distribution, which implied the classification to liabilities and its consequent payment, followed by (ii) the impact of OCI in Equity. The increase in RWA is linked to the real growth in the loan portfolio, in line with the increase in market risk requirements.

25

BBVA Argentina Asset Management S.A.

MUTUAL FUNDS ASSETS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q24	1Q24	2Q23	QoQ	YoY
FBA Renta Pesos	1,731,076	1,667,264	2,237,069	3.8%	(22.6%)
FBA Renta Fija Plus	76,929	29,926	24,149	157.1%	218.6%
FBA Ahorro Pesos	-	24,399	24,056	(100.0%)	(100.0%)
FBA Horizonte	13,121	10,203	20,575	28.6%	(36.2%)
FBA Calificado	40,971	17,783	14,924	130.4%	174.5%
FBA Acciones Argentinas	6,599	6,305	7,598	4.7%	(13.1%)
FBA Acciones Latinoamericanas	7,121	3,751	6,424	89.8%	10.8%
FBA Bonos Argentina	14,181	3,180	4,102	345.9%	245.7%
FBA Bonos Globales	4,796	2,370	2,114	102.4%	126.9%
FBA Renta Mixta	5,378	1,281	1,520	319.8%	253.8%
FBA Gestión I	74	83	189	(10.8%)	(60.8%)
FBA Horizonte Plus	15	19	93	(21.1%)	(83.9%)
FBA Retorno Total I	10	12	52	(16.7%)	(80.8%)
FBA Renta Publica I	11	12	33	(8.3%)	(66.7%)
FBA Renta Fija Local	4	5	11	(20.0%)	(63.6%)
Total assets	1,900,286	1,766,593	2,342,909	7.6%	(18.9%)

AMASAU Net Income	3,616	1,608	5,100	124.9%	(29.1%)

MARKET SHARE - MUTUAL FUNDS	BBVA ASSET MANAGEMENT
In %				∆ bps
	2Q24	1Q24	2Q23	QoQ	YoY
Mutual funds	4.60%	4.72%	5.77%	(12)bps	(105)bps

Source: Cámara Argentina de Fondos Comunes de Inversión

26

Other Events

Main Relevant Events

•	Installment 2 dividend payment. As of June 4, Installment 2 will be made available and paid for the sum of $48,608,661,500.42, that is, $237.2030389704 per share, paid on 33.44555362% of the share capital that participates: V/N 204,924,278, which did not opt for payment in BOPREAL in the first installment. The payment will be made to its existing shareholders in the Bank's share registry as of June 6, 2024 as of June 11, 2024, of a dividend through the delivery of:

Non-resident shareholders: will receive payment in pesos, unless they express their intention to receive payment of their dividends with National Treasury Bonds in pesos adjusted by CER 4.25% due December 13, 2024, Ticker T5X4 (CV code 9200; ISIN ARARGE320DV0). One day before the payment date, a complementary payment notice will be published informing the market price of the Bonds to be delivered.

Resident shareholders: payment will be made in pesos, unless they express their intention to receive Payment in Kind.

For more information click here.

•	Installment 3 dividend payment. As of July 3, 2024, Installment 3 will be made available and paid for the sum of $50.638.718.584,05, that is, $247,1094156255 per share, paid on 33.44555362% of the share capital that participates: V/N 204,924,278, which did not opt for payment in BOPREAL in the first installment. The payment will be made to its existing shareholders in the Bank's share registry as of July 5, 2024 as of July 11, 2024, of a dividend through the delivery of:

Non-resident shareholders: will receive payment in pesos, unless they express their intention to receive payment of their dividends with National Treasury Bonds in pesos adjusted by CER 4.25% due December 13, 2024, Ticker T5X4 (CV code 9200; ISIN ARARGE320DV0. One day before the payment date, a complementary payment notice will be published informing the market price of the Bonds to be delivered.

Resident shareholders: payment to resident shareholders will be made in pesos unless they express their intention to receive Payment in Kind.

For more information click here.

SMEs Productive investment financing credit lines – June 2024

The BCRA established a financing line for productive investments of MSMEs (MiPyMEs, as per its Spanish acronym) aimed at financing CAPEX and/or the construction of the facilities needed for the production and/or marketing of goods and/or services, financing working capital and discounting deferred checks and other instruments, and other special eligible facilities allowed by applicable laws.

The facilities should be granted as part of the 2021/2022, 2022, 2022/2023, 2023, 2023/2024 and MiPyME Mínimo Quotas, pursuant to the following conditions:

27

Account	2022/2023 Quota	2023 Quota	2023/2024 Quota	MiPyME Mínimo Quota
Applicable law	“B” 12413 – “A” 7612	“B” 12544 – “A” 7720	"B" 12667 - “A” 7848	“A” 7983
Amount to be allocated	At least, the equivalent to 7.5% of the monthly average of daily balances of non-financial private sector deposits in pesos of the previous month at the beginning of the period.
Calculations of applications	1.10.2022 - 31.03.2023	1.04.2023 - 30.09.2023	1.10.2023 - 31.03.2024	As of 1.04.2024
Maximum interest rate	Capped at an annual nominal fixed rate of 64.50% for investment projects, and at an annual nominal fixed rate of 75.50% for other purposes.	Capped at an annual nominal fixed rate of 74.50% for investment projects, and at an annual nominal fixed rate of 86.50% for other purposes.	Capped at an annual nominal fixed rate of 97% for investment projects, and at an annual nominal fixed rate of 109% for other purposes.	The interest rate that is freely arranged between parts.
Currency	Pesos
Minimum term	At the time of disbursement, the credit facilities shall have an average term of at least 24 months, but the total term shall not be of less than 36 months. No minimum term will apply to credit facilities aimed at financing working capital and discounting deferred checks and other instruments.

As of June 30, 2024, the total amount disbursed by the Entity meets the BCRA requirement. Disbursements are reported below:

Quota	Minimum amount to be allocated (1)	Simple Average of Daily balances (1)	Disbursed amount (1)
2021/2022 Quota	32,447,048	43,434,402	62,449,414
2022 Quota	42,867,291	63,022,460	98,200,990
2022/2023 Quota	58,558,806	86,880,132	127,355,598
2023 Quota	84,764,223	148,263,325	234,048,314
2023/2024 Quota	135,740,381	129,484,282	220,930,680
MiPyME Mínimo Quota	(*)	(*)	(*)

(*)As of the date of these financial statements, the term reported by Communication “B” 12413 has not expired.

(1) Numbers are expressed in nominal terms.

Main Regulatory Changes

Savings deposits, payroll account and specials (Communication “A” 8006, 05.09.2024). Regulations linked to savings accounts for tourists and transactions with securities for non-resident tourists are lifted. The BCRA remarks that until May 13, any pending transactions may be settled.

Minimum reserve requirement (Communication “A” 8026, 05.23.2024). As of May 24, reserve requirement in pesos facilities through granting financing within the “Ahora 12” and “cuota simple” programs, are ended. Financial institutions can continue to discount the requirement for balances prior to May 23. Also, credit card financing rate limits for individuals are also terminated as of June 2024. As of that moment, the interest rate for credit card financing cannot surpass the 25% of that which results from the average interest rate of the prior month that the institution has granted on consumer loans (with no collaterals).savings accounts for tourists and transactions with securities for non-resident tourists are lifted.

Minimum capital requirement for financial institutions (Communication “A” 8028, 05.23.2024). As of June 1, 2024, the BCRA adjusts the minimum requirement for the capital of financial institutions. The new amounts are (i) Banks: ARS 5 billion (ii) Rest of financial institutions: ARS 2.5 billion.

Financial institutions expansion (Communication “A” 8053, 06.27.24). Authorizations by the BCRA needed to migrate or shut down branches are extended until December 31, 2024.

28

Regulations on non-financial public sector financing. (Communication “A” 8058, 07.04.2024). LECAPs bought in the secondary market as of July 5, will be excluded from credit limits established in Non-financial public sector financing regulation.

Suspension of BCRA exchange. Purchase-sale of Fiscal liquidity bills (LeFi). (Communication “A” 8060, 07.11.2024). As of July 22, any REPO transactions with the BCRA are cancelled. As of that date, financial institutions will be able to buy LeFis from the Central Bank, issued by the Tresury:

o	Issued by the National Tresury.
o	1 year duration.
o	Pays monetary policy rate as informed by the BCRA.
o	Transferrable and negotiable only between financial institutions and the BCRA.
o	They are settled at their theoretical fair value.
o	Financial institutions inform their daily balance to keep in the BCRA and LeFis are purchased for any surplus.
o	They can be sold totally or partially in t+1 or t+0.
o	Excluded from limits on financing of the non-financial public sector.
o	Not admitted as a reserve requirement security.

Special accounts for the regularization of assets (tax amnesty) Law 27.743. (Communication “A” 8062, 07.15.2024). Within the frame of the new Tax Amnesty regulations, the BCRA creates and sets regulation for the conditions on the “Special account of Asset Regularization”. It also remarks that this accounts will be considered as sight deposits in terms of minimum reserve requirements.

•	They must be opened by tier 1 commercial banks that enabe their customers to transact via ATMs.
•	Funds coming from the tax amnsesty must be deposited on these accounts, in pesos or in foreign currency.
•	Deposits bust be made in cash or through wire transfers.
•	The funds must remain unavailable until September 30, 2024, with exception of specific transactions and up to USD 100.000.
•	Funds cannot be withdrawn in cash
•	AFIP (tax authority) will require information on the movements on these accounts.
•	Institutions will only be able to charge fees for account maintenance
•	In terms of reserve requirements, they have the same treatment as sight deposits (45% for pesos and 25% for foreign currency).

29

Glossary

Active clients: holders of at least one active product. An active product is in most cases a product with at least “one movement” in the last 3 months, or a minimum balance.

APR: Annual Percentage Rate

APY: Annual Percentage Yield

Cost of Risk (accumulated): Year to date accumulated loan loss allowances / Average total loans.

Average total loans: average between previous year-end Total loans and other financing and current period Total loans and other financing.

Cost of Risk (quarterly): Current period Loan loss allowances / Average total loans. Average total loans: average between previous quarter-end Total loans and other financing and current period Total loans and other financing.

Coverage ratio: Quarterly allowances under the Expected Credit Loss model / total non-performing portfolio.

Digital clients: we consider a customer to be an active user of online banking when they have been logged at least once within the last three months using the internet or a cell phone and SMS banking.

Efficiency ratio (Excl. inflation adjustments, accumulated): Accumulated (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / Accumulated (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income).

Efficiency ratio (Excl. inflation adjustments, quarterly): (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income).

Efficiency ratio (accumulated): Accumulated (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / Accumulated (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income+ Income from net monetary position).

Efficiency ratio (quarterly): (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income+ Income from net monetary position).

Liquidity Ratio: (Cash and deposits in banks + Debt securities at fair value through P&L (Excl. Private securities) + Net REPO transactions + Other debt securities (Excl. Private securities) / Total Deposits.

Mobile clients: customers who have been active in online banking at least once in the last three months using a mobile device.

Net Interest Margin (NIM) – (quarterly): Quarterly Net Interest Income / Average quarterly interest earning assets.

Public Sector Exposure (excl. BCRA): (National and Provincial Government public debt + Loans to the public sector + REPO transactions) / Total Assets.

ROA (accumulated): Accumulated net Income of the period attributable to owners of the parent / Total Average Assets. Total Average Assets is calculated as the average between total assets on December of the previous year and total assets in the current period, expressed in local currency. Calculated over a 365-day year.

30

ROA (quarterly): Net Income of the period attributable to owners of the parent / Total Average Assets. Total Average Assets is calculated as the average between total assets on the previous quarter-end and total assets in the current period, expressed in local currency. Calculated over a 365-day year.

ROE (accumulated): Accumulated net Income of the period attributable to owners of the parent / Average Equity attributable to owners of the parent. Average Equity is calculated as the average between equity in December of the previous year and equity in the current period, expressed in local currency. Calculated over a 365-day year.

ROE (quarterly): Net Income of the period attributable to owners of the parent / Average Equity attributable to owners of the parent. Average Equity is calculated as the average between equity on the previous quarter end and equity in the current period, expressed in local currency. Calculated over a 365-day year.

Spread: (Quarterly Interest Income / Quarterly average Interest-earning Assets) – (Quarterly Interest Expenses / Quarterly average interest-bearing liabilities).

Other terms

n.m.: not meaningful. Implies an increase above 500% and a decrease below -500%.

N/A: not applicable.

Bps: basis points.

31

Balance Sheet

BALANCE SHEET	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q24	1Q24	2Q23	QoQ	YoY
Assets
Cash and deposits in banks	1,450,661	1,509,283	1,577,523	(3.9%)	(8.0%)
Cash	713,253	856,568	524,192	(16.7%)	36.1%
Financial institutions and correspondents	730,025	652,715	870,398	11.8%	(16.1%)
BCRA	658,515	552,027	836,972	19.3%	(21.3%)
Other local and foreign financial institutions	71,510	100,688	33,426	(29.0%)	113.9%
Other	7,383	-	182,933	N/A	(96.0%)
Debt securities at fair value through profit or loss	252,224	271,058	298,061	(6.9%)	(15.4%)
Derivatives	5,682	14,270	12,112	(60.2%)	(53.1%)
Repo transactions	278,874	2,410,342	652,889	(88.4%)	(57.3%)
Other financial assets	154,311	121,556	336,891	26.9%	(54.2%)
Loans and other financing	3,814,900	3,095,346	3,908,804	23.2%	(2.4%)
Non-financial public sector	1,701	78	14	n.m	n.m
B.C.R.A	-	-	-	N/A	N/A
Other financial institutions	21,888	20,233	26,307	8.2%	(16.8%)
Non-financial private sector and residents abroad	3,791,311	3,075,035	3,882,483	23.3%	(2.3%)
Other debt securities	2,256,516	1,038,194	3,776,768	117.4%	(40.3%)
Financial assets pledged as collateral	462,226	315,588	295,455	46.5%	56.4%
Current income tax assets	45,324	242	298	n.m	n.m
Investments in equity instruments	9,399	9,209	8,633	2.1%	8.9%
Investments in subsidiaries and associates	18,162	18,810	20,551	(3.4%)	(11.6%)
Property and equipment	554,899	552,104	530,334	0.5%	4.6%
Intangible assets	57,777	60,364	54,763	(4.3%)	5.5%
Deferred income tax assets	25,151	36,099	6,969	(30.3%)	260.9%
Other non-financial assets	153,680	155,207	159,539	(1.0%)	(3.7%)
Non-current assets held for sale	1,532	1,532	1,485	-	3.2%
Total Assets	9,541,318	9,609,204	11,641,075	(0.7%)	(18.0%)
Liabilities
Deposits	5,810,545	5,662,104	7,466,667	2.6%	(22.2%)
Non-financial public sector	180,351	191,900	40,887	(6.0%)	341.1%
Financial sector	1,926	3,680	7,027	(47.7%)	(72.6%)
Non-financial private sector and residents abroad	5,628,268	5,466,524	7,418,753	3.0%	(24.1%)
Liabilities at fair value through profit or loss	195	9,504	-	(97.9%)	N/A
Derivatives	514	4,740	1,753	(89.2%)	(70.7%)
Reverse REPO transactions	177,505	-	-	N/A	N/A
Other financial liabilities	889,479	641,090	1,034,938	38.7%	(14.1%)
Financing received from the B.C.R.A. and other financial institutions	47,158	25,353	102,956	86.0%	(54.2%)
Corporate bonds issued	11,052	14,580	-	(24.2%)	N/A
Current income tax liabilities	4,136	227,392	101,950	(98.2%)	(95.9%)
Provisions	32,340	61,721	43,559	(47.6%)	(25.8%)
Deferred income tax liabilities	-	-	53,297	N/A	(100.0%)
Other non-financial liabilities	459,888	443,382	729,333	3.7%	(36.9%)
Total Liabilities	7,432,812	7,089,866	9,534,453	4.8%	(22.0%)
Equity
Share Capital	613	613	613	-	-
Non-capitalized contributions	6,745	6,745	6,745	-	-
Capital adjustments	743,873	743,873	743,873	-	-
Reserves	1,045,631	1,168,794	1,168,794	(10.5%)	(10.5%)
Retained earnings	-	295,801	-	(100.0%)	N/A
Other accumulated comprehensive income	126,487	230,947	(25,525)	(45.2%)	n.m
Income for the period	152,243	41,233	180,789	269.2%	(15.8%)
Equity attributable to owners of the Parent	2,075,592	2,488,006	2,075,289	(16.6%)	0.0%
Equity attributable to non-controlling interests	32,914	31,332	31,333	5.0%	5.0%
Total Equity	2,108,506	2,519,338	2,106,622	(16.3%)	0.1%
Total Liabilities and Equity	9,541,318	9,609,204	11,641,075	(0.7%)	(18.0%)

32

Balance Sheet – Five quarters

BALANCE SHEET	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted
	2Q24	1Q24	4Q23	3Q23	2Q23
Assets
Cash and deposits in banks	1,450,661	1,509,283	2,054,707	1,318,162	1,577,523
Cash	713,253	856,568	1,307,432	695,146	524,192
Financial institutions and correspondents	730,025	652,715	747,275	622,527	870,398
B.C.R.A	658,515	552,027	646,918	572,277	836,972
Other local and foreign financial institutions	71,510	100,688	100,357	50,250	33,426
Other	7,383	-	-	489	182,933
Debt securities at fair value through profit or loss	252,224	271,058	406,434	296,096	298,061
Derivatives	5,682	14,270	17,981	35,556	12,112
Repo transactions	278,874	2,410,342	2,161,622	839,841	652,889
Other financial assets	154,311	121,556	163,797	239,826	336,891
Loans and other financing	3,814,900	3,095,346	3,551,398	3,727,479	3,908,804
Non-financial public sector	1,701	78	261	154	14
B.C.R.A	-	-	-	-	-
Other financial institutions	21,888	20,233	27,777	12,484	26,307
Non-financial private sector and residents abroad	3,791,311	3,075,035	3,523,360	3,714,841	3,882,483
Other debt securities	2,256,516	1,038,194	1,362,265	3,041,352	3,776,768
Financial assets pledged as collateral	462,226	315,588	470,347	399,134	295,455
Current income tax assets	45,324	242	288	337	298
Investments in equity instruments	9,399	9,209	9,368	8,196	8,633
Investments in subsidiaries and associates	18,162	18,810	22,231	20,599	20,551
Property and equipment	554,899	552,104	536,113	530,148	530,334
Intangible assets	57,777	60,364	59,572	56,887	54,763
Deferred income tax assets	25,151	36,099	5,116	6,260	6,969
Other non-financial assets	153,680	155,207	187,403	176,251	159,539
Non-current assets held for sale	1,532	1,532	1,532	1,485	1,485
Total Assets	9,541,318	9,609,204	11,010,174	10,697,609	11,641,075
Liabilities
Deposits	5,810,545	5,662,104	6,542,466	7,147,931	7,466,667
Non-financial public sector	180,351	191,900	61,183	57,481	40,887
Financial sector	1,926	3,680	4,626	3,545	7,027
Non-financial private sector and residents abroad	5,628,268	5,466,524	6,476,657	7,086,905	7,418,753
Liabilities at fair value through profit or loss	195	9,504	18,571	239	-
Derivatives	514	4,740	3,857	6,406	1,753
Reverse Repo Transactions	177,505	-	-	-	-
Other financial liabilities	889,479	641,090	805,845	579,673	1,034,938
Financing received from the B.C.R.A. and other financial institutions	47,158	25,353	50,678	64,711	102,956
Corporate bonds issued	11,052	14,580	23,041	-	-
Current income tax liabilities	4,136	227,392	345,463	59,292	101,950
Provisions	32,340	61,721	37,256	29,478	43,559
Deferred income tax liabilities	-	-	42,096	75,933	53,297
Other non-financial liabilities	459,888	443,382	580,696	626,929	729,333
Total Liabilities	7,432,812	7,089,866	8,449,969	8,590,592	9,534,453
Equity
Share Capital	613	613	613	613	613
Non-capitalized contributions	6,745	6,745	6,745	6,745	6,745
Capital adjustments	743,873	743,873	743,873	743,873	743,873
Reserves	1,045,631	1,168,794	1,168,794	1,168,794	1,168,794
Retained earnings	-	295,801	-	-	-
Other accumulated comprehensive income	126,487	230,947	312,078	(52,294)	(25,525)
Income for the period	152,243	41,233	295,801	207,328	180,789
Equity attributable to owners of the Parent	2,075,592	2,488,006	2,527,904	2,075,059	2,075,289
Equity attributable to non-controlling interests	32,914	31,332	32,301	31,958	31,333
Total Equity	2,108,506	2,519,338	2,560,205	2,107,017	2,106,622
Total Liabilities and Equity	9,541,318	9,609,204	11,010,174	10,697,609	11,641,075

33

Balance Sheet – Foreign Currency Exposure

FOREIGN CURRENCY EXPOSURE	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q24	1Q24	2Q23	QoQ	YoY
Assets
Cash and deposits in banks	1,221,121	1,389,501	1,400,021	(12.1%)	(12.8%)
Debt securities at fair value through profit or loss	251,683	256,657	19	(1.9%)	n.m
Other financial assets	36,002	43,051	44,026	(16.4%)	(18.2%)
Loans and other financing	492,390	422,537	221,523	16.5%	122.3%
Other financial institutions	28	5	19	460.0%	47.4%
Non-financial private sector and residents abroad	492,355	422,528	221,497	16.5%	122.3%
Other debt securities	73,639	85,444	133,999	(13.8%)	(45.0%)
Financial assets pledged as collateral	37,065	65,453	24,424	(43.4%)	51.8%
Investments in equity instruments	578	638	457	(9.4%)	26.5%
Total foreign currency assets	2,112,478	2,263,281	1,824,469	(6.7%)	15.8%
Liabilities
Deposits	1,719,433	1,829,239	1,398,449	(6.0%)	23.0%
Non-Financial Public Sector	166,329	183,449	26,312	(9.3%)	n.m
Financial Sector	701	858	762	(18.3%)	(8.0%)
Non-financial private sector and residents abroad	1,552,403	1,644,931	1,371,376	(5.6%)	13.2%
Other financial liabilities	121,981	144,039	281,161	(15.3%)	(56.6%)
Financing received from the B.C.R.A. and other financial institutions	11,243	1,409	10,243	n.m	9.8%
Other non financial liabilities	55,718	82,030	51,490	(32.1%)	8.2%
Total foreign currency liabilities	1,908,375	2,056,717	1,741,343	(7.2%)	9.6%

Foreign Currency Net Position - AR$	204,103	206,564	83,126	(1.2%)	145.5%

Foreign Currency Net Position - USD	224	241	324	(7.1%)	(30.9%)
*Wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500, as of the end of period.

34

Income Statement - Quarterly

INCOME STATEMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q24	1Q24	2Q23	QoQ	YoY
Interest income	973,314	1,513,542	1,379,197	(35.7%)	(29.4%)
Interest expense	(294,749)	(579,514)	(689,993)	49.1%	57.3%
Net interest income	678,565	934,028	689,204	(27.4%)	(1.5%)
Fee income	117,733	107,999	122,715	9.0%	(4.1%)
Fee expenses	(58,934)	(48,118)	(35,733)	(22.5%)	(64.9%)
Net fee income	58,799	59,881	86,982	(1.8%)	(32.4%)
Net income from financial instruments at fair value through P&L	30,998	33,046	27,546	(6.2%)	12.5%
Net loss from write-down of assets at amortized cost and fair value through OCI	13,669	74,607	8,509	(81.7%)	60.6%
Foreign exchange and gold gains	20,336	12,129	12,005	67.7%	69.4%
Other operating income	28,663	33,653	27,272	(14.8%)	5.1%
Loan loss allowances	(41,551)	(31,871)	(41,229)	(30.4%)	(0.8%)
Net operating income	789,479	1,115,473	810,289	(29.2%)	(2.6%)
Personnel benefits	(109,656)	(106,482)	(107,774)	(3.0%)	(1.7%)
Administrative expenses	(117,129)	(122,438)	(115,755)	4.3%	(1.2%)
Depreciation and amortization	(17,939)	(12,189)	(12,975)	(47.2%)	(38.3%)
Other operating expenses	(98,073)	(125,993)	(108,092)	22.2%	9.3%
Operating expenses	(342,797)	(367,102)	(344,596)	6.6%	0.5%
Operating income	446,682	748,371	465,693	(40.3%)	(4.1%)
Income from associates and joint ventures	2,490	(3,421)	2,203	172.8%	13.0%
Income from net monetary position	(270,818)	(676,103)	(287,901)	59.9%	5.9%
Income before income tax	178,354	68,847	179,995	159.1%	(0.9%)
Income tax	(65,465)	(28,356)	(67,192)	(130.9%)	2.6%
Income for the period	112,889	40,491	112,803	178.8%	0.1%
Owners of the parent	111,009	41,234	111,674	169.2%	(0.6%)
Non-controlling interests	1,880	(743)	1,129	353.0%	66.5%

Other comprehensive Income (1)	(104,757)	(81,359)	19,416	(28.8%)	n.m
Total comprehensive income	8,132	(40,868)	132,219	119.9%	(93.8%)
(1) Net of Income Tax.

35

Income Statement – 5 Quarters

INCOME STATEMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted
	2Q24	1Q24	4Q23	3Q23	2Q23
Interest income	973,314	1,513,542	1,581,345	1,617,298	1,379,197
Interest expense	(294,749)	(579,514)	(690,183)	(872,609)	(689,993)
Net interest income	678,565	934,028	891,162	744,689	689,204
Fee income	117,733	107,999	127,187	107,080	122,715
Fee expenses	(58,934)	(48,118)	(63,192)	(60,343)	(35,733)
Net fee income	58,799	59,881	63,995	46,737	86,982
Net income from financial instruments at fair value through P&L	30,998	33,046	(125,279)	22,519	27,546
Net loss from write-down of assets at amortized cost and fair value through OCI	13,669	74,607	53,075	11,211	8,509
Foreign exchange and gold gains	20,336	12,129	354,966	5,898	12,005
Other operating income	28,663	33,653	39,007	29,358	27,272
Loan loss allowances	(41,551)	(31,871)	(37,207)	(21,269)	(41,229)
Net operating income	789,479	1,115,473	1,239,719	839,143	810,289
Personnel benefits	(109,656)	(106,482)	(119,941)	(116,887)	(107,774)
Administrative expenses	(117,129)	(122,438)	(91,969)	(130,468)	(115,755)
Depreciation and amortization	(17,939)	(12,189)	(13,564)	(12,045)	(12,975)
Other operating expenses	(98,073)	(125,993)	(155,038)	(118,699)	(108,092)
Operating expenses	(342,797)	(367,102)	(380,512)	(378,099)	(344,596)
Operating income	446,682	748,371	859,207	461,044	465,693
Income from associates and joint ventures	2,490	(3,421)	103	49	2,203
Income from net monetary position	(270,818)	(676,103)	(639,090)	(419,066)	(287,901)
Income before income tax	178,354	68,847	220,220	42,027	179,995
Income tax	(65,465)	(28,356)	(132,820)	(14,786)	(67,192)
Income for the period	112,889	40,491	87,400	27,241	112,803
Owners of the parent	111,009	41,234	88,473	26,539	111,674
Non-controlling interests	1,880	(743)	(1,073)	702	1,129

Other comprehensive Income (OCI)(1)	(104,757)	(81,359)	365,662	(26,846)	19,416
Total comprehensive income	8,132	(40,868)	453,062	395	132,219
(1) Net of Income Tax.

36

Ratios

QUARTERLY ANNUALIZED RATIOS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	2Q24	1Q24	2Q23	QoQ	YoY
Profitability
Efficiency Ratio	55.3%	65.4%	52.0%	(1,011)bps	327 bps
ROA	4.7%	1.6%	4.0%	305 bps	67 bps
ROE	19.5%	6.6%	21.5%	1,292 bps	(202)bps
Liquidity
Liquid assets / Total Deposits	69.5%	91.9%	84.1%	(2,247)bps	(1,466)bps
Capital
Regulatory Capital Ratio	25.32%	35.57%	28.38%	(1,025)bps	(305)bps
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	25.32%	35.57%	27.99%	(1,025)bps	(266)bps
Asset Quality
Total non-performing portfolio / Total portfolio	1.18%	1.23%	1.38%	(5)bps	(20)bps
Allowances /Total non-performing portfolio	165.50%	173.77%	218.44%	(827)bps	(5,294)bps
Cost of Risk	4.72%	3.76%	4.09%	96 bps	63 bps

ACCUMULATED ANNUALIZED RATIOS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	2Q24	1Q24	2Q23	QoQ	YoY
Profitability
Efficiency Ratio	59.9%	65.4%	56.6%	(551)bps	328 bps
ROA	3.0%	1.6%	3.2%	137 bps	(25)bps
ROE	13.3%	6.6%	17.8%	667 bps	(455)bps
Liquidity
Liquid assets / Total Deposits	69.5%	91.9%	84.1%	(2,247)bps	(1,466)bps
Capital
Regulatory Capital Ratio	25.3%	35.6%	28.4%	(1,025)bps	(305)bps
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	25.3%	35.6%	28.0%	(1,025)bps	(266)bps
Asset Quality
Total non-performing portfolio / Total portfolio	1.18%	1.23%	1.38%	(5)bps	(20)bps
Allowances /Total non-performing portfolio	165.50%	173.77%	218.44%	(827)bps	(5,294)bps
Cost of Risk	4.17%	3.76%	3.93%	41 bps	24 bps

37

About BBVA Argentina

BBVA Argentina (NYSE; BYMA; MAE: BBAR; LATIBEX: XBBAR) is a subsidiary of the BBVA Group, the main shareholder since 1996. In Argentina, it is one of the leading private financial institutions since 1886. Nationwide, BBVA Argentina offers retail and corporate banking to a broad customer base, including: individuals, SME’s, and large-sized companies.

BBVA Argentina’s purpose is to bring the age of opportunities to everyone, based on our customers’ real needs, providing the best solutions, and helping them make the best financial decisions through an easy and convenient experience. The institution relies on solid values: “The customer comes first, We think big and We are one team”. At the same time, its responsible banking model aspires to achieve a more inclusive and sustainable society.

Investor Relations Contact

Carmen Morillo Arroyo

Chief Financial Officer

Inés Lanusse

Investor Relations Officer

Belén Fourcade

Investor Relations

investorelations-arg@bbva.com

ir.bbva.com.ar

38

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco BBVA Argentina S.A.
Date:	August 21, 2024	By:	/s/ Carmen Morillo Arroyo
			Name:	Carmen Morillo Arroyo
			Title:	Chief Financial Officer